UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

FREEDOM FINANCIAL GROUP, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	43-1647559
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3058 East Elm Street, Springfield, Missouri	65802
(Address of Principal Executive Offices)	(Zip Code)

(Issuer's Telephone Number): 417-886-6600

Securities to be Registered Pursuant to Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class)

PREFERRED STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class)

TRUST CERTIFICATES
(Title of Class)

Forward-Looking Statements

When used in this Form 10-SB and in future filings by the Company with the Securities and Exchange Commission, in the Company’s press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including among other things, changes in economic conditions in the Company’s market areas, changes in level of activity by the Company’s competitors, and fluctuations in demand for the Company’s programs that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company wishes to advise readers that the factors listed above could affect the Company’s financial performance and could cause the Company’s actual results in future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

PART I.

ITEM 1.   DESCRIPTION OF BUSINESS

General

Freedom Financial Group, Inc. (the “Company,” “we” or “our”), a Delaware corporation formed in 2001, is a specialized consumer finance company engaged in the purchasing, servicing and collection of motor vehicle retail installment contracts originated by independent automobile dealerships and a limited number of franchised automobile dealerships. Our focus is on acquiring consumer installment contracts collateralized by motor vehicles ranging in age from one to eight years old at the date of acquisition, entered into with purchasers who have sub-prime credit (i.e., purchasers who, due to poor credit ratings or other circumstances, have limited or no access to traditional sources of consumer credit) but meet certain underwriting requirements.

Currently we are either licensed or otherwise authorized to purchase motor vehicle installment contracts in the following 17 states: Arkansas, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Mississippi, Missouri, Nevada, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee and Texas.

The Company has a wholly-owned Canadian subsidiary, T.C.G.-The Credit Group Inc. (“TCG”), which is a Winnipeg, Manitoba-based consumer finance company specializing in originating, purchasing, servicing and collecting a variety of sub-prime and near-prime retail installment contracts. TCG operates in the following provinces: Alberta, British Columbia, Manitoba, New Brunswick, Northwest Territories, Nova Scotia, Ontario and Saskatchewan.

The Company herein collectively refers to all motor vehicle installment contracts, consumer installment contracts and small ticket leases that it acquires as “Installment Contracts.” The Company also collectively refers to all automobile dealerships, sales merchants and lease brokers from whom it acquires Installment Contracts as “Customers.”

Reorganization of Predecessor Under Chapter 11

The Company is the successor by merger to Stevens Financial Group, Inc. (“SFG”). SFG commenced operations as a consumer finance company in August, 1993, as First Financial Credit Corp., a Missouri corporation, headquartered in Springfield, Missouri. In 1995 Damian and Susan Sinclair became the sole owners of First Financial Credit Corp. and changed its name to Sinclair Financial Group, Inc. In October, 1999, Clarence Stevens became the sole owner of Sinclair Financial Group, Inc., and shortly thereafter changed the name to Stevens Financial Group, Inc.

SFG’s primary source of capital was the issuance of debt obligations known as fixed rate investment certificates (“FRI Certificates”) to individual investors. SFG invested the funds acquired through the issuance of the FRI Certificates in sub-prime consumer finance receivables, primarily collateralized by automobiles, vacuums or other consumer goods.

On March 19, 2001, the management of SFG, after determining that SFG could no longer satisfy its obligations (primarily the repayment of FRI Certificates) as they became due, filed a voluntary petition for Chapter 11 bankruptcy (the “Filing”) in the United States Bankruptcy Court for the District of Arizona (the “Bankruptcy Court”), Case Number 01-3105-ECF-RTB. At the time of the Filing, SFG controlled three wholly-owned subsidiaries: SFC Funding Corporation (“SFC”), SFC Automobile Receivables Trust 2000A (“SFC Trust”) and Sinclair Credit Group Co. (“SCG”). The operations of SFG, SFC and SFC Trust were indefinitely suspended concurrent with the Filing. The operations of SCG, now known as TCG, were not significantly affected.

On May 15, 2001, Mr. Vernon S. Schweigert (the “Trustee”) was appointed Trustee of the estate created by the Filing. Shortly after his appointment, Mr. Schweigert removed the Company’s then-existing management and employed Mr. Jerald L. Fenstermaker to act as the Company’s President and Chief Executive Officer during the reorganization period.

The Trustee filed a Plan of Reorganization (the “Plan”) with the Bankruptcy Court on August 31, 2001, which was subsequently amended on October 30, 2001. The Plan provided for the formation of the Company, the subsequent merger of SFG into the Company, and the assumption of the assets and liabilities of SFC and SFC Trust by the Company.

The Plan also provided for the continuation of SFG’s U.S. consumer loan business through the formation of a joint venture, to be called Venture Funding Resources, Inc. (“VFR”), between the Company and Innovative Financial Resources, Inc. (“IFR”), a Springfield, Missouri-based consumer finance company. The Plan envisioned that the Company’s initial contribution to the joint venture would be funded in part by approximately $6 million of the approximately $8 million the bankruptcy estate anticipated receiving in the settlement of claims it asserted against certain of the parties (“Potential Defendants”) to the bankruptcy. The Potential Defendants included former owners and officers of SFG, companies related to SFG through common ownership, companies owned by a former officer of SFG and other companies and professional firms with which SFG conducted business.

The Plan allowed for SFG’s creditors to choose one of two options: (1) exchange their debt for shares of preferred stock (to be held for their benefit in the Freedom Financial Group I Statutory Trust) and common stock of the reorganized company (“Participating Creditors”) or (2) settle their debt for approximately $0.04588 per dollar (“Non-Participants”). The Plan further stipulated that all prior ownership interests in SFG would be cancelled. SFG’s creditors voted overwhelmingly to approve the Plan, and on March 14, 2002, the Plan was confirmed by order of the Bankruptcy Court.

In anticipation of settling a significant portion of SFG’s claims against the Potential Defendants, the Trustee, with the concurrence of the Company’s management, petitioned the Bankruptcy Court for, and was granted, SFG’s release from Chapter 11 effective January 1, 2003.

Shortly prior to January 1, 2003, SFG was merged into the Company, and on January 1, 2003, the Company issued 8,997,869 shares of redeemable convertible preferred stock to the Freedom Financial Group I Statutory Trust, a Delaware Statutory Trust, for the benefit of the Participating Creditors, 8,997,953 shares of common stock to the Participating Creditors, and 970,000 shares of common stock to the Company’s new management group. Concurrent with the issuance of stock, the Company assumed the remaining assets and liabilities of SFC and SFC Trust. SCG became a subsidiary of the Company and was renamed as T.C.G.-The Credit Group Inc.

Approximately 35 of SFG’s creditors elected to be Non-Participants. The Company made payments totaling $35,646 to these Non-Participants in April 2003, in full settlement of their claims against SFG.

Emergence From Chapter 11 Reorganization

As of January 1, 2003, the Company had reached settlement agreements with certain Potential Defendants which required the payment to the Company of cash and certain assets totaling approximately $3,380,000. Also as of January 1, 2003 the Company had two bankruptcy related claims which had not yet been settled. The first of these claims was valued at $450,000 on the Company’s January 1, 2003 consolidated balance sheet (the “opening balance sheet”) and the second claim was valued at $6,000,000. The Company’s actual consolidated net assets at January 1, 2003 and the net assets envisioned in the Plan of Reorganization immediately upon emergence from bankruptcy were as follows:

	Actual January 1, 2003	Plan of Reorganization

Cash	$2,572,298	$6,800,000
Finance Receivables, net	1,432,282	7,000,000
Cash Settlements Receivable	2,273,295	-
Settlement Assets Receivable	1,106,723	-
Assets Receivable Under Pending Claims	6,450,000	-
Intangible Assets	538,576	-
Other Assets	220,633	50,000

Total Assets	14,593,807	13,850,000

Less Current Liabilities	793,807	50,000
Net Assets	$13,800,000	$13,800,000

As of January 1, 2003 significant uncertainty existed as to when and how much the Company would ultimately collect from its pending claims. At about the same time, it was becoming apparent to management that IFR, the joint venture partner, would be unable to meet its commitments to the joint venture, namely raising up to $10,000,000 in private placement funding.

Due to the Company’s opening balance sheet being significantly different from the Plan of Reorganization, the uncertainty surrounding the pending claims and the status of the proposed joint venture, management and the Board of Directors re-evaluated the Company’s business strategy as initially developed in the Plan of Reorganization.

This re-evaluation led to the following determinations:

1.	IFR would be unable to fulfill its obligations to the joint venture and therefore the Company was better off terminating the joint venture.

2.
It would be in the best interests of the Company to terminate certain loan servicing agreements with Eagle Financial Solutions, Inc. (“EFS”), under which EFS performed account collection activities for loans owned by the Company and for the Company to assume all loan servicing and collection activities on its own behalf. EFS was related to IFR through common ownership.

3.	The Company did not have sufficient working capital to carry out the business plan as originally contemplated in the Plan of Reorganization.

4.	Unless the Company realized $4,000,000 or more from its pending claims, it would be in the best interests of the Company’s preferred stockholders to liquidate the Company.

5.	TCG was able to carry on its business as it had throughout the reorganization period.

6.
The Company should (i) reduce expenditures to the extent possible, and (ii) focus the majority of its efforts on resolving the pending claims, collecting assets due to the Company under previously reached settlement agreements, and converting non-earning and long-term assets into cash.

Throughout 2003 and the first half of 2004, the Company, with the exception of TCG (which continued its operations), focused its efforts on carrying out the steps outlined above.

During the first quarter of 2003 the Company received the following assets, in accordance with the terms of certain settlement agreements with Potential Defendants.

Cash	$2,273,295
Notes Receivable	724,696
Finance Receivables	213,027
Real Estate	169,000

Total	$3,380,018

During 2003 the Company sold the acquired finance receivables and real estate in cash transactions with third parties. The Company also received full payment of an acquired note receivable, in the principal amount of $469,000, plus interest, during August 2003.

During the second quarter of 2003 the Company provided legal notice to IFR of the joint venture’s termination. The termination was confirmed by order of the Bankruptcy Court on September 2, 2003. Concurrent with the termination of the joint venture, the Company terminated all loan servicing agreements with EFS and began servicing and collecting its own finance receivables.

On September 8, 2003, the Company settled one of its two pending claims. The Company received $462,500 in full settlement of its claims against Wolf Haldenstein Adler Freeman & Herz LLP, a New York-based law firm.

On June 9, 2004 the Company settled its other pending claim. On that date, the Company and BancInsure, an Oklahoma-based insurance carrier and provider of a Directors and Officers Liability Insurance Policy to First Financial Trust Company, entered into a settlement agreement under which BancInsure agreed to pay the Company $7,050,000 in settlement of all of FFG’s claims against First Financial Trust Company and BancInsure. In accordance with the terms of the agreement, on August 13, 2004 the Company received $6,955,973, net of contingent legal fees.

Shortly after entering into its settlement agreement with BancInsure, the Company’s management and Board of Directors re-evaluated the Company’s business strategy in light of the Company having achieved its revised business strategy goals, specifically the receipt of sufficient funds from its settlement with BancInsure to allow the Company to move forward with a business plan as opposed to liquidating the Company. This re-evaluation led to the business strategy as described below.

Market and Competition

The Company operates in a highly competitive market. The automobile finance and general consumer finance markets historically have been served by a variety of financial institutions, including the captive finance affiliates of major automotive manufacturers, banks, savings institutions, credit unions, independent finance companies and leasing companies. Many of these competitors have significantly greater experience and financial resources than the Company, and offer a wider variety of financing alternatives.

We compete for the purchase and origination of Installment Contracts which meet our underwriting criteria on the basis of emphasizing our personal relationships with our Customers, by delivering consistently high levels of service and providing fast response time to our Customers.

Business and Growth Strategy

Our goal is to increase the Company’s profitability and create long-term shareholder value through the following strategies:

1.  Targeted Market and Product Focus: We target the sub-prime automobile lending market and, to a lesser degree (in Canada only), the sub-prime and near-prime consumer finance and small ticket leasing market. We believe that by selectively acquiring sub-prime and near-prime Installment Contracts we can achieve relatively high yields while maintaining a manageable level of risk in our portfolio.

2.  Expansion of Dealership Customer Base: We have established relationships with a number of independent used car dealers, sales merchants and lease brokers in the regions in which we conduct our business. Our strategy requires us to increase the number of these Customers with which we do business and increase the volume of Installment Contracts we acquire from these Customers.

3.  Personalized Dealer Service Approach: We provide a high level of service to our Customers by fostering personal relationships between our Business Development Representatives and our Customers’ personnel. We further this personal approach by designating specific members of our underwriting department to work with specific Customers. This approach allows our Customers to work with the same underwriter over and over again. Generally, our Business Development Representatives live in proximity to the Customers with which they work, such that they are able to make regular personal visits to our Customers to answer questions, resolve issues and facilitate business between the Customers and the Company.

4.  Computerized Information Systems: Our business strategy includes implementation of state-of-the-art computer information systems. We believe that computer information systems can be a critical factor in the success of specialized consumer finance companies. We anticipate installing an industry-wide accepted loan accounting, servicing and collections software system during the second quarter of 2005. We also anticipate installing a “front-end” underwriting software system in the second half of 2005. This system will be fully integrated with our loan accounting and collections software and will:

a)	allow the Company to receive credit applications directly into the system without the need for manual data entry;
b)	automatically obtain an applicant’s credit bureau report;
c)	compute debt ratios and generate a preliminary underwriting decision based on our underwriting criteria;
d)	route the application to the appropriate underwriter for final disposition; and
e)	generate letters of approval, conditional approval and denial automatically and send them electronically to the Customer.

5.  Centralized Processes: We operate from two principal locations: Springfield, Missouri in the United States and Winnipeg, Manitoba in Canada. Substantially all of our underwriting, funding, servicing and collections activities are conducted from these two locations. By performing these functions from centralized locations, as opposed to multiple branch locations, we believe we can achieve operating efficiencies that will reduce our costs over time in comparison to our competitors.

6.  Adherence to Underwriting Guidelines: The Company has developed underwriting guidelines for each product that it believes will produce relatively high yields while maintaining a manageable level of losses. The Company’s underwriters are trained to follow these guidelines and any exceptions to these guidelines must be approved by the Company’s senior management. We believe that strict adherence to our underwriting guidelines prevents the Company from acquiring as many Installment Contracts as it would be able to under a less strict policy of adherence. However, we believe the market of potential Installment Contracts to be acquired is large enough that declining to acquire Installment Contracts that do not meet our underwriting criteria does not significantly impact the number of Installment Contracts we actually acquire.

7.  Multiple Funding Sources: Maintaining liquidity will be a key to the ongoing success of our Company. Since January 1, 2003 the Company has funded the acquisition of its Installment Contracts with cash generated from its Canadian operations and from assets we acquired from the settlement of bankruptcy-related claims. The Company’s strategy is to cultivate multiple sources of funding so as to not be dependent upon a single source to meet its operating needs. The Company anticipates utilizing bank lines of credit, raising additional debt and equity capital and obtaining secondary market financing through either the sale or securitization of its contracts over time.

Operations

Regions:

We operate in the United States out of our corporate headquarters in Springfield, Missouri, and in Canada out of the headquarters of our wholly-owned subsidiary, TCG, in Winnipeg, Manitoba.

Business Development:

The Company intends to expand the number of Customers with which it conducts business. To achieve this goal the Company intends to recruit and train additional Business Development Representatives in selected target markets.

Our Business Development Representatives are responsible for improving our relationship with existing Customers and enrolling and educating new Customers to increase the number of Installment Contracts we acquire. Generally, our Business Development Representatives work out of home-based offices in the geographic territories in which they serve.

Our Business Development Representatives target selected Customers within their territory based upon the likelihood that the Customers can provide the Company with Installment Contracts that meet our underwriting guidelines. Prior to receiving Installment Contracts from a Customer, the Company performs a review of the Customer, its business and management. Once a Customer is approved, the Company enters into a non-exclusive agreement containing certain representations and warranties by the Customer about the Installment Contracts.

After the Customer relationship is established, the assigned Business Development Representative actively monitors the relationship to meet the Company’s objectives with respect to the volume of applications meeting the Company’s underwriting guidelines. Due to the non-exclusive nature of the Company’s relationship with its Customers, our Customers retain discretion to determine whether to solicit financing from the Company or from other sources. Business Development Representatives regularly telephone and visit our Customers to reinforce the Company’s objectives and to answer any questions they may have. We believe that the personal relationships our Business Development Representatives foster with our Customers’ management personnel play a significant role in creating and maintaining profitable working relationships with our Customers.

Underwriting and Purchasing of Installment Contracts

The underwriting process begins when a credit application is sent to us via the Internet or facsimile. The Company’s underwriters are assigned specific Customers so that the underwriter becomes familiar with the Customer and the Customer’s personnel always work with the same underwriter. Each credit application received by the Company is routed to the appropriate underwriter for processing. The underwriter, with the assistance of a team of loan processors, reviews the application, the consumer’s credit bureau report, the proposed structure and pricing of the contract and other relevant information to determine whether to approve, decline or make a counteroffer to the Customer. Each underwriter’s lending levels and approval authorities are established based on the individual underwriter’s credit experience and past performance.

Once a credit decision has been made, we send a response to the Customer via the Internet or facsimile specifying approval, denial or conditional approval. Conditional approval is based upon modification to the structure, such as an increase in the down payment, reduction of the term or addition of a co-signer. All approvals, whether conditional or not, are subject to the Company verifying the applicant’s income and employment.

If the Customer accepts the terms of approval, the Customer is required to deliver all of the necessary contract documentation to us. All contract documentation is received by our funding department and assigned to a funding specialist. The funding specialist audits the contract documentation for accuracy, completeness and consistency with the credit application and the underwriting approval. The funding specialist gives final approval once he/she concludes that the contract documentation meets our criteria. Upon final approval the contract documentation is forwarded to our accounting department. Our accounting department processes a wire transfer of funds directly into the Customer’s account or prepares a check and promptly sends it to the Customer. The completed contract file is then sent to our servicing department for processing.

From time to time the Company also purchases groups of Installment Contracts in bulk transactions consisting of between 10 and 50 Installment Contracts per group from independent automobile dealers. Installment Contracts acquired in bulk transactions are typically aged from three months to 12 months at the time they are acquired and are typically purchased at a discount of between 15% and 25%.

Servicing and Collections

We service all of the Installment Contracts we acquire. The servicing process includes collecting and processing payments, responding to borrower inquiries, maintaining our security interest in the collateral and repossessing and selling collateral when necessary.

We use periodic billing statements to serve as a reminder to borrowers that they have payments coming due. We believe this method is more effective in controlling delinquency, and therefore losses, than payment coupon books which are given to the borrower at the time the Installment Contract is acquired.

To expedite the collection process, we accept payments from borrowers in person, through the mail and through third party payment processing services. We are currently working to establish the ability to collect payments through direct debiting of borrower accounts and anticipate offering that capability to our borrowers during 2005. All payments, regardless of form, are processed by payment processing personnel. We charge late fees, where allowed by law, on any payment received after the expiration of the applicable grace period.

Our collections personnel typically are assigned specific Installment Contracts based on their delinquency, with more seriously delinquent Installment Contracts being assigned to those collectors the Company deems best able to work with the borrower to bring the Installment Contract current.

Generally, after a scheduled payment remains unpaid after 60 days the Company will initiate repossession of the collateral. However, if an Installment Contract is deemed uncollectible or if the collateral is in danger of being damaged, destroyed or made unavailable for repossession, the Company will initiate repossession of the collateral without regard to the length of payment delinquency. We typically subcontract collateral repossession to third parties that are in the business of collateral repossession on behalf of secured parties. After the collateral is repossessed, we send a letter to the borrower notifying him/her of our intent to sell the collateral unless the borrower cures the event of default within the time prescribed by law. If the event of default still exists after the applicable “right to cure period” has expired, the Company will prepare the collateral for sale. We sell substantially all repossessed automobiles through wholesale automobile auctions and all other types of repossessed collateral channels deemed appropriate by management. Upon repossession and sale of the collateral, any deficiency remaining is pursued against the borrower as the Company deems practical and only to the extent permitted by law.

It is our policy to reverse all accrued interest receivable on Installment Contracts 90 days or more contractually past due. All Installment Contracts 120 days or more contractually past due are charged off. After an Installment Contract is charged off, we attempt to collect the deficiency balance. These efforts include contacting the borrower directly, seeking a deficiency judgment through a small claims court or through exercise of other legal remedies as may be appropriate. In some cases, particularly where recovery is believed to be less likely, the Installment Contract may be assigned to a collection agency.

In certain unusual circumstances, the Company may offer credit-related modifications or extensions to a borrower. These modifications and extensions are offered only when the Company believes that the borrower’s financial difficulty has been resolved or will no longer impair the obligor’s ability to make future payments as they become due.

Marketing and Advertising

The Company’s marketing efforts are directed primarily towards independent automobile dealers and to a lesser extent towards leasing brokers and other originators of retail installment contracts. The Company performed a limited amount of telephone prospecting of automobile dealers, primarily in St. Louis, Chicago and Kansas City, during 2004. At the end of 2004 the Company hired a Marketing Manager to expand our marketing efforts. Over the course of 2005 we anticipate:

1.	expanding our telephone prospecting activities to include additional geographic regions;
2.	installing a computerized sales prospecting and forecasting software system;
3.	increasing our visibility throughout the industry; and
4.	developing a set of standardized marketing tools for use by our Business Development Representatives.

The Company presently does an insignificant amount of traditional advertising (i.e. radio, television, newspaper and magazine) and has no plans to change its utilization of such methods in the near future.

The Company solicits Customers for its direct loan program in Canada primarily through direct mailings to current or former borrowers who have a favorable payment history with the Company.

Taxation

FFG has approximately $27,000,000 of net operating loss carryforwards as of December 31, 2004 available to offset future United States federal corporate income taxes. FFG and TCG utilize a basic cost-sharing agreement to minimize TCG’s taxable income.

Employees

The Company employs personnel experienced in all areas of loan acquisition, documentation, collection and administration. At December 31, 2004 the Company had 23 full-time, and one part-time, employees, none of whom were covered by collective bargaining agreements. We believe we have good relationships with our employees.

Government Regulation

The Company is subject to regulation, supervision and licensing under various federal, state, provincial and local statutes, ordinances and regulations. The Company is required to comply with the laws of those states and provinces in which it conducts operations. We believe that we are in compliance with these laws and regulations.

Consumer Protection Laws

Numerous federal, state and provincial consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance. These laws, among other things, require certain disclosures to consumer credit applicants, prohibit misleading advertising, and protect against discriminatory financing or unfair credit and collection practices. The Truth-in-Lending Act, and Regulation Z promulgated thereunder, requires disclosure of, among other things, the payment schedule, the finance charge, the amount financed, the total of payments and the annual percentage rate charged on each retail installment contract. The Equal Credit Opportunity Act prohibits creditors from discriminating against credit applicants (including retail installment contract obligors) on the basis of sex, marital status, race, national origin, or religion. Creditors are also required to make certain disclosures regarding consumer rights and advise consumers whose credit applications are not approved. The rules of the Federal Trade Commission limit the types of property a creditor may accept as collateral to secure a consumer obligation. Also, some state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases these provisions, if violated, could affect the Company’s ability to enforce the contracts it acquires. TCG is subject to similar Canadian consumer protection laws.

RISK FACTORS

The following risk factors should be considered carefully in addition to the other information contained in this registration statement.

Accumulated Deficit and Operating Losses

The Company had a substantial accumulated deficit as of December 31, 2004 of $1,731,382 and cumulative operating losses of $2,276,687 over the two year period ended December 31, 2004. We can give no assurances that the Company will show an operating profit at any time in the future. If the historical losses continue for a protracted period, the Company could become unable to continue as a going concern.

Need for Additional Financing

Based upon the Company’s business strategy, we may not be able to meet our cash requirements over the next 12 months. The Company is actively pursuing debt and/or equity financing to meet these cash requirements, but it has no commitment for such additional financing. The Company’s continued operations beyond 2005 will depend upon future operating cash flows, if any, and the availability of significant future equity and/or debt financing. We can give no assurance that the Company will be able to generate sufficient operating cash flows or be able to obtain additional financing on terms satisfactory to the Company.

Uncertain Return of Investment

An investment in our equity securities is subject to a high degree of risk. No one should purchase our equity securities that is not able to risk the loss of their entire investment.

Dependence on Key Personnel

The Company is dependent upon the services and business expertise of its three executive officers. The loss of any one of these individuals could have a material adverse effect on the Company. Mr. Fenstermaker has served the Company as President and Chief Executive Officer since June 2001. Mr. Daniel F. Graham joined the Company as Chief Financial Officer in January 2002. Mr. James K. Browne has been President and Chief Operating Officer of the Company’s Canadian subsidiary, TCG, since its inception in September 1997. Mr. Fenstermaker has an employment agreement with the Company which allows him to terminate the agreement with 30 days’ written notice to the Company. Messrs. Graham and Browne do not have employment agreements with the Company.

The Company believes that its future success will depend upon its ability to attract and retain skilled and knowledgeable management and operations personnel. We can give no assurance that the Company will be successful in retaining key employees or in securing the services of other qualified personnel.

No Dividends

The Company has never paid dividends on its common stock and does not anticipate paying dividends for the foreseeable future. The Company’s Certificate of Incorporation prohibits the Company from paying dividends on its common stock so long as preferred stock remains outstanding. The Company intends to use any income generated from operations to (i) fund future growth of the Company and (ii) redeem its preferred stock. After the redemption or conversion of all preferred stock, payment of dividends on our common stock in the future would depend upon the Company’s profitability at the time, the amount of cash available to pay dividends, and other factors.

Installment Contract Prepayment and Default

Our results of operations, financial condition, cash flows and liquidity depend, to a material extent, on the performance of the Installment Contracts we acquire. A portion of the Installment Contracts we acquire will default or prepay. Default rates are adversely affected by, among other things, economic slowdowns which typically tighten consumer household liquidity. In the event of default, the collateral value, if any, may not cover the outstanding contract balance and the costs of recovery. We maintain an allowance for credit losses which reflects management’s estimate of probable credit losses that can be reasonably estimated. If the allowance is inadequate, then we would recognize as an expense the losses in excess of such allowance, and our results of operations could be adversely affected.

Risks Related to Business Expansion

The Company’s ability to accomplish its goals, including the ability to significantly grow the business, is dependent upon the successful implementation of its business strategy. The single most important factor in growing the business will be our ability to attract new Customers.

The Company’s business strategy and expansion plans may place significant strain on the Company’s management, working capital, financial and management control systems, and staff. The failure of the Company to properly respond to these needs by failing to maintain or upgrade financial and management control systems, failing to recruit additional qualified personnel or failing to respond effectively to difficulties encountered during expansion could adversely affect the Company’s business, financial condition and results of operations. Although we have taken steps to ensure our management and financial systems and controls are adequate to address the Company’s current needs and are attempting to recruit and train additional staff, there can be no assurance that the Company’s systems, controls and staff will be adequate to sustain future growth.

Competition

The sub-prime and near-prime consumer finance industry is extremely competitive and highly fragmented. Lenders compete on pricing, contract terms, quality of credit accepted and on quality of service provided. Gross yields on sub-prime contracts are at a level that attract niche lenders to enter the market, which can negatively impact demand for our products. Likewise, an overall expansion of the supply of consumer credit can lessen demand for our products.

The Company competes against numerous competitors offering substantially the same products and services as the Company offers. Our competitors include: consumer finance companies of all sizes; local and regional banks and credit unions; and national and global banking and other financial institutions. Most, if not all of our competitors have a stronger market presence and may have significantly greater financial, marketing and advertising resources than the Company. Our ability to compete successfully will depend in large part on our relationships with our Customers and the willingness of our Customers to offer us Installment Contracts that meet our underwriting and pricing criteria. We can give no assurance that we will be able to successfully compete in the markets we target.

Reliance on Foreign Markets

A significant portion of the Company’s profits and operating cash flows is generated from our Canadian subsidiary. Any adverse regulatory or economic conditions impacting the Canadian markets in which we compete could have an adverse effect on the Company’s results of operations, cash flows and financial condition.

Adverse Economic Conditions

We are a specialized consumer finance company whose activities are dependent upon acquiring motor vehicle and retail installment contracts. Our ability to acquire Installment Contracts in the markets in which we operate and to expand into additional markets is dependent upon the overall level of sales of used motor vehicles and other retail goods in those markets. A prolonged or significant downturn in these sales could have a material adverse impact upon us, our results of operations and our ability to implement our business plan.

The used motor vehicle industry, in particular, is sensitive to adverse economic conditions. Periods of rising interest rates, reduced economic activity or higher rates of unemployment generally result in a reduction in the sale of used motor vehicles and higher default rates on motor vehicle contracts. We can give no assurance that such economic conditions will not occur, or that such conditions will not adversely impact our results of operations.

No Active Trading Market for Our Stock

No established trading market currently exists for our securities. Although we may, in the future, attempt to have our securities quoted in the Pink Sheets and/or on the OTC Bulletin Board, there can be no assurance that an active market will develop, or if any such market does develop, that it will continue to exist. To the extent that brokerage firms act as market makers for our securities on the OTC Bulletin Board, they may be a dominating influence in any market that might develop, and the degree of participation by those firms may significantly affect the price and liquidity of our common and preferred stock. These firms may discontinue their market making activities at any time. The prices at which our securities are traded in the market will be determined by these firms and by the purchasers and sellers of our securities, and may not necessarily relate to our assets, book value, results of operations or other established and quantifiable determinants of value. Securities quoted on the Pink Sheets and OTC Bulletin Board are often thinly traded, highly volatile and not followed by analysts. Consequently, investors may have difficulty reselling our securities.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

The Company considers the determination of the allowance for credit losses to involve a higher degree of judgment and complexity than its other significant accounting policies. The allowance for credit losses is calculated with the objective of maintaining an allowance level that management believes to be sufficient to absorb estimated loan losses. Management’s determination of the adequacy of the allowance for credit losses is based on periodic evaluations of the Company’s portfolio of finance receivables and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, value of collateral, the amount and timing of expected future cash flows on delinquent loans, estimated losses and general amounts for historical loss experience. The process also considers prevailing and expected future economic conditions, uncertainties in estimating losses and inherent risks in the finance receivables portfolio. All of these factors may be subject to significant change. To the extent actual outcomes differ from management estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.

General Overview

The following is a discussion of the financial condition and results of operations of the Company for the years ended December 31, 2004 and 2003. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto appearing elsewhere in this registration statement.

The Company’s predecessor filed a petition in the Bankruptcy Court for relief under Chapter 11 of Title 11 of the United States Code on March 19, 2001. See Part I, Item 1, under the heading “Description of Business” and also the Company’s Consolidated Financial Statements and the related notes thereto.

Our primary source of revenue is interest income. We generate interest income from our portfolio of Installment Contracts and short-term investments.

The following table presents selected information regarding our operations and financial condition during the past two fiscal years. This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere herein and with Management’s Discussion and Analysis of Financial Condition and Results of Operations:

	2004	2003

Consolidated Summary of Operations:
Interest income	$1,141,690	$573,514
Recovery of charged-off finance receivables	156,481	222,003
Other income	99,318	143,212
Total revenues	1,397,489	938,729

Provision for credit losses	187,030	215,728

Net revenues after provision for credit losses	1,210,459	723,001

Operating expenses	2,211,178	2,001,038

Operating loss	(1,000,719)	(1,278,037)

Non-operating income / (expense)	1,016,995	(469,621)

Income (loss) before income taxes	16,276	(1,747,658)

Income taxes	-	-

Net income / (loss)	16,276	(1,747,658)

Earnings per share, basic and diluted	-	(0.18)

Consolidated Summary of Financial Condition:
Installment Contracts receivable, net	$4,090,708	$2,015,439
Total assets	13,310,925	12,822,005

Total liabilities	439,249	219,413
Total stockholders' equity	12,871,676	12,602,592

Other Selected Data:
Installment Contracts acquired during the year (total principal amount)	$5,980,383	$3,001,978
Number of Installment Contracts acquired during the year	1,748	1,155

Results of Operations and Comparison for the Years Ended December 31, 2004 and 2003

Our total revenues for 2004 were $1,397,489, a 49% increase over 2003 total revenues of $938,729. This increase is attributable to an increase in interest income of $568,176 offset by a $65,522 decrease in recoveries of charged-off finance receivables and a $43,894 decrease in other income. Interest income of our Canadian subsidiary, TCG, increased $257,351, from $479,222 during 2003 to $736,573 during 2004 - an increase of 54%. This increase resulted from an increase in TCG’s average contracts receivable outstanding during 2004 compared to 2003. Our domestic interest income increased by $310,825, from $94,295 during 2003 to $405,117 during 2004 - an increase of 330%. This increase resulted from an increase in the Company’s average contracts receivable outstanding during 2004 compared to 2003.

Our consolidated provision for credit losses decreased from $215,728 in 2003 to $187,030 during 2004. During 2003 TCG determined that certain contracts receivable previously classified as performing were subject to charge-off. This determination resulted in a 2003 charge to our provision for credit losses of approximately $75,000. As the Company continues to acquire contracts receivable, and the average contracts receivable outstanding increases, we expect the charge to our earnings for credit losses will likewise increase.

Our operating expenses increased $220,140, from $2,001,038 during 2003 to $2,221,178 during 2004 - an increase of almost 11%. A summary of our operating costs follows:

	2004	2003	Percent Change

Salaries and benefits	$1,146,355	$962,040	19.2%
Professional fees	458,240	193,634	136.7%
Legal fees - pending claims	64,084	191,065	-66.5%
Reorganization costs	95,941	121,746	-21.2%
Trust administration	14,145	46,082	-69.3%
Servicing and collections	29,169	142,570	-79.5%
Other	403,244	343,901	17.3%
Total	$2,211,178	$2,001,038	10.5%

Salaries and benefits increased primarily as a result of employees hired during 2004 to fill new positions within the Company necessitated by the Company’s growth during 2004. Effective September 1, 2003 the Company terminated the outsourcing of its servicing and collection efforts and began performing those activities with its own employees. The payment of collection fees to the third party servicing agent was charged to servicing and collecting expenses. During the last four months of 2003 and during all of 2004, the salaries and wages paid to our collections personnel were charged to salaries and benefits expense. Only direct costs of servicing and collections activities paid to third parties was charged to servicing and collections expense during 2004.

Professional fees increased primarily as a result of $230,000 of investment banking fees incurred during 2004 for services performed by Milestone Advisors, LLC. Legal fees related to our previously pending claims against certain parties connected to the bankruptcy decreased from 2003 to 2004 due to one of the two claims being settled during 2003 and the second being settled in August 2004. Similarly, reorganization costs decreased from 2003 to 2004 as the level of activity related to the bankruptcy reorganization declined over the period from January 1, 2003 to December 31, 2004. Expenses for administration of the Freedom Financial Group I Statutory Trust were higher in 2003 than in 2004 due to initial start-up costs of the trust incurred during 2003. The on-going expenses related to administration of the trust are expected to be consistent with 2004.

Our growth plan, if achieved, will cause our operating costs to increase over time.

The Company’s consolidated statements of operations reflect non-operating income and expense items, which are not expected to recur in 2005 results, as follows:

	2004	2003

Gain on settlement of pending claims	$955,973	$12,500
Gain on settlement of note receivable	61,022	-
Gain on sale of real estate	-	56,455
Impairment of reorganization value recorded in excess of amount attributable to identifiable assets (goodwill)	-	(538,576)
Total non-operating income (expense)	$1,016,995	($469,621)

Comparison of Financial Condition at December 31, 2004 and 2003

The Company acquired $5,980,383 and $3,001,978 of Installment Contracts during the years ended December 31, 2004 and 2003, respectively. As a result of this increase in Installment Contract acquisitions, our portfolio of Installment Contracts, net of allowances for credit losses, increased from $2,015,439, net of an allowance for credit losses of $196,698, at December 31, 2003, to $4,090,708, net of an allowance for credit losses of $296,233, at December 31, 2004.

All of the Company’s Installment Contracts are held for investment and are recorded at their outstanding principal balances adjusted for unamortized purchase discounts and an allowance for credit losses. Discounts on purchased Installment Contracts are recognized as income over the respective contractual terms using methods that approximate the interest method. A summary of our Installment Contracts portfolio as of December 31, 2004 and 2003, respectively, follows:

	December 31, 2004			December 31, 2003
	United States	Canada	Total	United States	Canada	Total
Automobiles	$1,963,446	$220,064	$2,183,510	$216,419	$194,647	$411,066
Equipment leases	-	999,724	999,724	-	784,632	784,632
Bulk food	-	962,070	962,070	-	850,007	850,007
Home appliances	-	274,800	274,800	-	196,368	196,368
Other	-	485,736	485,736	-	164,150	164,150
Total	1,963,446	2,942,394	4,905,840	216,419	2,189,804	2,406,223

Less
Unearned discount	297,190	221,709	518,899	37,408	156,678	194,086
Allowance for credit losses	139,921	156,312	296,233	32,463	164,235	196,698
Net	$1,526,335	$2,564,373	$4,090,708	$146,548	$1,868,891	$2,015,439

Substantially all of the Installment Contracts we acquire are considered sub-prime and are subject to a high degree of risk of default by the obligors. Charge-offs directly impact our earnings and cash flows. To minimize the amount of credit losses we incur, we monitor delinquent accounts, promptly repossess and remarket collateral, attempt to collect deficiency balances, and employ other servicing and collection techniques as we deem appropriate.

We calculate delinquency based on the number of days payments are contractually past due. The following table sets forth information with respect to the delinquency of our portfolio of Installment Contracts as of December 31, 2004 and 2003, respectively:

	December 31, 2004
	United States		Canada		Total
	Amount	Pct.	Amount	Pct.	Amount	Pct.

Installment Contracts	$1,963,446	100%	$2,942,394	100%	$4,905,840	100%

Period of delinquency:
30 - 59 days	167,009	8.51%	50,547	1.72%	217,556	4.43%
60 - 89 days	60,788	3.10%	15,660	0.53%	76,448	1.56%
90 - 119 days	24,133	1.23%	21,434	0.73%	45,567	0.93%

Total	251,930	12.83%	87,641	2.98%	339,571	6.92%

	December 31, 2003
	United States		Canada		Total
	Amount	Pct.	Amount	Pct.	Amount	Pct.

Installment Contracts	$216,419	100%	$2,189,804	100%	$2,406,223	100%

Period of delinquency:
30 - 59 days	25,667	11.86%	63,644	2.91%	89,311	3.71%
60 - 89 days	-	0.00%	20,792	0.95%	20,792	0.86%
90 - 119 days	-	0.00%	32,214	1.47%	32,214	1.34%

Total	25,667	11.86%	116,650	5.33%	142,317	5.91%

The following table sets forth information with respect to actual credit loss experience in our portfolio of Installment Contracts:

	Year Ended December 31, 2004			Year Ended December 31, 2003
	United States	Canada	Total	United States	Canada	Total

Installment Contracts, net of unearned discounts, end of year	$1,666,256	$2,720,685	$4,386,941	$179,011	$2,033,126	$2,212,137

Installment Contracts, net of unearned discounts, average during the year (1)	820,265	2,230,969	3,051,234	105,499	1,752,392	1,857,891

Gross charge-offs	96,085	136,562	232,647	23,710	202,699	226,409
Recoveries	11,172	123,298	134,470	-	44,237	44,237

Net charge-offs	$84,913	$13,264	$98,177	$23,710	$158,462	$182,172

Net charge-offs as a % of avg. contracts during the year	10.35%	0.59%	3.22%	22.47%	9.04%	9.80%

(1) - Average is based on month-end balances

Our allowance for credit losses was $296,233 at December 31, 2004 compared to $196,698 at December 31, 2003. We have decreased our percentage of allowance for credit losses in relation to our outstanding net Installment Contracts from 8.89% at December 31, 2003 to 6.75% at December 31, 2004. During 2004, we acquired a higher percentage of lower credit risk Installment Contracts as compared to 2003. Based on the analyses we performed related to the allowance for credit losses as described under “Critical Accounting Policies, Judgments and Estimates,” we believe that our allowance for credit losses is adequate to cover probable losses that can be reasonably estimated as of December 31, 2004.

The following table sets forth the activity in the allowance for credit losses for the years ended December 31, 2004 and 2003, respectively.

	Year Ended December 31, 2004			Year Ended December 31, 2003
	United States	Canada	Total	United States	Canada	Total

Balance at beginning of year	$32,463	$164,235	$196,698	$20,942	$124,506	$145,448

Charge-offs	(96,085)	(136,562)	(232,647)	(26,329)	(200,080)	(226,409)
Recoveries	11,172	123,298	134,470	-	44,237	44,237

Net charge-offs	(84,913)	(13,264)	(98,177)	(26,329)	(155,843)	(182,172)

Provision for credit losses	192,372	(5,342)	187,030	37,850	82,878	120,728

Allocation of purchase discount	-	-	-	-	86,669	86,669

Effect of foreign currency translation	-	10,682	10,682	-	26,025	26,025

Balance at end of year	$139,922	$156,311	$296,233	$32,463	$164,235	$196,698

Liquidity and Capital Resources

The Company began 2003 with $2,572,298 cash on hand and ended the year with $4,280,766. During 2003 the Company used $1,126,169 to fund its operating activities. Operating activities do not include payments made by the Company to acquire Installment Contracts or the collection of principal on these Installment Contracts. We invested approximately $2,631,000 to acquire Installment Contracts and collected principal payments on our Installment Contracts of approximately $2,418,000 during 2003.

Prior to January 1, 2003 the Company had reached settlement agreements with certain Potential Defendants. As a result of these agreements, during 2003 the Company received cash payments totaling $2,273,296 and certain notes receivable, finance receivables and real estate. The Company collected payments on the notes receivable totaling approximately $514,000 during 2003 and sold the finance receivables and real estate during 2003 for cash payments totaling approximately $234,000 and $213,000, respectively.

As of January 1, 2003 the Company had two pending claims against certain parties connected to the bankruptcy. One of these claims was settled during 2003 and the Company received $462,500 as a result.

Capital expenditures for 2003 totaled $233,951, of which $183,618 was used to purchase an office building for use by our subsidiary, TCG.

Also during 2003 we paid reorganization costs (primarily legal, accounting and trustee fees) of $655,078 which the Company assumed from the bankruptcy estate.

The Company began 2004 with $4,280,766 cash on hand and ended the year with $8,779,211. During 2004 the Company used $918,943 to fund its operating activities. Operating activities do not include payments made by the Company to acquire finance receivables or the collection of principal on these finance receivables. We invested approximately $5,129,000 to acquire contracts receivable and collected principal payments on our contracts receivable of approximately $3,398,000.

We collected principal payments on notes receivable we acquired during 2003 from certain Potential Defendants of $198,891 during 2004.

As of January 1, 2003 the Company had two pending claims against certain parties connected to the bankruptcy. One of these claims was settled during 2003. The second claim was settled during 2004 and the Company received $6,955,573 (net of contingent legal fees of approximately $105,000) as a result of the settlement.

Capital expenditures for 2004, primarily for computers, office equipment and software, totaled $64,973.

The Company has received all of the assets it expects to receive from the bankruptcy proceeding and our related claims. There will be no impact on the Company’s liquidity during 2005 as a result of these or similar items. Likewise, we have satisfied all of our obligations to professionals who performed services connected to the bankruptcy and are no longer required to make such payments.

The Company anticipates making significant investments in its accounting, servicing and underwriting software systems during 2005. The Company expects to spend approximately $160,000 upgrading these systems. We believe these investments will serve to strengthen our internal controls, allow us to quicken our response time to our Customers, provide management with improved reporting tools and fulfill our software needs for the foreseeable future.

The Company’s growth strategy requires the Company to increase its acquisitions of Installment Contracts. We expect to fund these acquisitions from a combination of internally generated cash flow, bank lines of credit and additional equity capital. We are currently in the beginning stages of talks with certain banking institutions to establish a line of credit to be secured by Installment Contracts. We can give no assurance that we will be able to secure such a line of credit on terms acceptable to us.

During the fourth quarter of 2004 we engaged in discussions with certain third party investment groups in an attempt to raise up to $4,000,000 in equity financing through the sale of our common stock in a private offering. In connection with these contemplated transactions we engaged Milestone Advisors, LLC, a Washington, D.C.-based investment banking firm to, among other things, review the Company’s business plan, provide an analysis of the sub-prime automobile financing industry in the U.S. and give a fairness opinion on the contemplated equity transaction. The Company has temporarily suspended its efforts to consummate this transaction but expects to renew its efforts to raise additional debt or equity financing in one or more private transactions during 2005. A sale of our common stock in a private offering may require the Company to convert its outstanding preferred stock into common stock. Conversion of the Company’s preferred stock into common stock requires the approval of 70% of the outstanding shares of preferred stock.1 We can give no assurance that the holders of the Company’s preferred stock will approve such a conversion and we can give no assurance that we will be successful in raising additional equity financing on terms acceptable to us.

 1So long as the Freedom Financial Group I Statutory Trust continues in existence, the Regular Trustee, under the direction of the Trust Supervision Committee, effectively votes 100% of the preferred stock and is not required to seek direction from the trust’s beneficiaries (i.e., the holders of Trust Certificates).

In addition to funding our growth through internally generated cash flow, debt financing and equity financing, the Company’s long range strategy envisions the occasional sale of Installment Contracts in private placements to investment groups and the securitization of Installment Contracts through the secondary markets. We can give no assurance that we will be successful in these efforts.

As the Company continues to grow, we will need to recruit and hire additional sales, operating and administrative personnel. We expect to be able to fund the costs of these activities from operating cash flows.

ITEM 3.   DESCRIPTION OF PROPERTY

We conduct our principal U.S. operations at leased facilities at 3050 and 3058 E. Elm Street, Springfield, MO 65802. The facilities, under lease until July 31, 2006, are a combined 8,475 square feet and consist principally of office and document storage space.

We conduct our principal Canadian operations at a Company-owned facility at 114 Regent Avenue West, Winnipeg, Manitoba Canada, R2C 1P9. The facility, acquired on September 11, 2003 for $183,618, consists of approximately 4,200 square feet of office space and 1,300 square feet of document storage space.

We believe that these facilities are suitable for our use and will be adequate to meet our needs for the foreseeable future. We also believe that any additional space we might need in the future will be available at commercially reasonable rates.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security ownership of certain beneficial owners. The following table sets forth the beneficial ownership by any person of more than five percent (5%) of any class of the Company’s voting securities as of April 29, 2005:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Jerald L. Fenstermaker 3058 East Elm Street Springfield, MO 65802	700,000 shares Direct ownership	7%
Common Stock	Freedom Financial Group I Statutory Trust 3058 East Elm Street Springfield, MO 65802	8,994,357 shares Indirect ownership (1)	45% (2)
Preferred Stock	Freedom Financial Group I Statutory Trust 3058 East Elm Street Springfield, MO 65802	8,994,357 shares Direct ownership	100%
Preferred Stock	Jerald L. Fenstermaker 3058 East Elm Street Springfield, MO 65802	8,994,357 shares Indirect ownership (3)	100%
Preferred Stock	Gary G. Lipscomb 3058 East Elm Street Springfield, MO 65802	8,994,357 shares Indirect ownership (3)	100%
Preferred Stock	Vernon S. Schweigert 3058 East Elm Street Springfield, MO 65802	8,994,357 shares Indirect ownership (3)	100%

Notes:

(1)
The Freedom Financial Group I Statutory Trust is indirectly a beneficial owner of 8,994,357 shares of common stock by reason of the fact that its 8,994,357 shares of preferred stock are convertible into common stock on a one-for-one basis at any time at the option of the trust’s Trust Supervision Committee.

(2)
This percentage is on an as-converted basis, and takes into account the fact that upon conversion of all preferred stock into common stock, certain members of management would receive a bonus of shares of common stock to preserve their pre-conversion voting percentages (see the discussion of “Stock Grants” under Part I, Item 6 below).

(3)
Jerald Fenstermaker, Gary Lipscomb, and Vernon Schweigert share voting and investment power over the Company’s preferred stock due to their status as members of the Trust Supervision Committee of the Freedom Financial Group I Statutory Trust. Vernon Schweigert also serves as the Regular Trustee of the statutory trust.

Security ownership of Management. The following table sets forth the beneficial ownership by directors and executive officers of each class of the Company’s equity securities as of April 29, 2005:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	Jerald L. Fenstermaker 3058 East Elm Street Springfield, MO 65802	700,000 shares Direct ownership (1)	7%
Common Stock	Daniel F. Graham 3058 East Elm Street Springfield, MO 65802	200,000 shares Direct ownership (2)	2%
Common Stock	James K. Browne 3058 East Elm Street Springfield, MO 65802	70,000 shares Direct ownership (3)	0.7%
Common Stock	Troy A. Compton 3058 East Elm Street Springfield, MO 65802	11,484 shares Direct ownership (4)	0.1%
Common Stock	Robert T. Chancellor 3058 East Elm Street Springfield, MO 65802	2,303 shares Direct ownership (4)	Less than 0.1%
Common Stock	Directors and Officers as a Group	983,787 shares	9.9%
Preferred Stock	Jerald L. Fenstermaker 3058 East Elm Street Springfield, MO 65802	8,994,357 shares Indirect ownership (5)	100%
Preferred Stock	Vernon S. Schweigert 3058 East Elm Street Springfield, MO 65802	8,994,357 shares Indirect ownership (5)	100%
Preferred Stock	Directors and Officers as a Group	8,994,357 shares	100%

Notes:

(1)	Includes 350,000 shares of Common Stock subject to forfeiture in the event of Mr. Fenstermaker’s termination from the Company prior to September 14, 2005.

(2)	Includes 100,000 shares of Common Stock subject to forfeiture in the event of Mr. Graham’s termination from the Company prior to September 14, 2005.

(3)	Includes 35,000 shares of Common Stock subject to forfeiture in the event of Mr. Browne’s termination from the Company prior to September 14, 2005.

(4)	Troy Compton and Bob Chancellor also own 11,200 and 1,588 shares, respectively, of the Freedom Financial Group I Statutory Trust.

(5)
Jerald Fenstermaker and Vernon Schweigert share voting and investment power over the Company’s preferred stock due to their status as members of the Trust Supervision Committee of the Freedom Financial Group I Statutory Trust. Vernon Schweigert also serves as the Regular Trustee of the statutory trust.

Changes in Control - There are no arrangements that may result in a change in control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers. The following table sets forth the name, age and position of each person who serves as a director or executive officer of the Company as of April 25, 2005.

Name	Age	Position	Elected / Appointed to Board	Board Term Expires

Jerald L. Fenstermaker	62	Director, Chairman, President and Chief Executive Officer	2003	2006
Robert T. Chancellor	69	Director	2003	2007
Troy A. Compton	74	Director	2003	2007
Stephen J. Gore	57	Director	2005	2008
Vernon S. Schweigert	66	Director	2003	2008
Daniel F. Graham	43	Executive Vice President, Chief Financial Officer, Secretary and Treasurer	_	_
James K. Browne	42	Vice President; President and Chief Operating Officer of TCG	_	_

Jerald L. Fenstermaker. Mr. Fenstermaker was appointed by the Trustee to serve as President and Chief Executive Officer of the Company’s predecessor in June 2001. Mr. Fenstermaker has also served the Company as Chairman of the Board of Directors since December 19, 2002. From 1970 to 1981, Mr. Fenstermaker was employed by Citibank, NA in various management roles including Vice President-Controller, Vice President-Senior Filed Officer in Panama and Vice President-Area Corporate Officer in San Juan, Puerto Rico. From 1981 to 1985, Mr. Fenstermaker served as President and Chief Executive Officer for Albuquerque, New Mexico-based American Federal Savings and Loan. From 1985 to 1991, Mr. Fenstermaker served as Executive Vice President and Chief Financial Officer of Citicorp Mortgage, Inc. in St. Louis, Missouri. From 1991 to 1994, Mr. Fenstermaker was a Financial Consultant in Merrill Lynch & Co.’s Private Client Group. From 1994 to 1998, Mr. Fenstermaker was employed as the Chief Operating Officer of Allsup, Inc., a national leader the Medicare claims recovery business. From 1999 to 2001, Mr. Fenstermaker served as Chief Financial Officer of Loansurfer.com LLC, a St. Louis-based Internet mortgage company.

Robert T. Chancellor. Mr. Chancellor has served the Company as a Director since April 2003. Mr. Chancellor retired from the U.S. Information Agency in 1998 after 26 years of service as a writer, editor, bureau chief and foreign correspondent. Since his retirement, Mr. Chancellor has served in various capacities for a number of civic and charitable organizations in Springfield, Missouri. In addition to serving on the Springfield City Council for five years, Mr. Chancellor served on the Mayor’s Commission for Civil Rights and the Gillioz Theater Preservation Board, and served as the Chairman of the Sertoma Building Corporation. Mr. Chancellor is a graduate of Southwest Missouri State University.

Troy A. Compton. Mr. Compton has served the Company as a Director since April 2003. Mr. Compton retired from Montgomery Ward & Company in 1984 after 27 years of service, primarily in management roles. From 1984 until 1990, Mr. Compton served as Vice President of Finance and Administration of Central Bible College, and from 1990 to 1992 served as President of W-W Manufacturing Co., Inc. where he led a reorganization of the company. From 2000 to 2002, Mr. Compton served as Treasurer and as a board member of Way2Bid, Inc. Mr. Compton is currently a co-owner of Compton Tax Service, a largely seasonal income tax preparation service based in Springfield, Missouri. Mr. Compton also served in a volunteer capacity as Treasurer of the General Council Credit Union from 1986 until 2003. Mr. Compton served on the Board of Directors of W W Capital Corporation, a publicly-traded manufacturer of livestock handling equipment, from 1987 to 2002.

Stephen J. Gore. Mr. Gore was elected a Director of the Company in 2005. He has served as President and Chief Executive Officer of NewGen Solutions, LLC, a Springfield, Missouri-based management consulting firm specializing in executive management consulting and board advisory services, since founding the firm in November 2000. In 1990, Mr. Gore co-founded DT Industries, Inc., a publicly-traded global manufacturer of capital goods equipment. Mr. Gore served DTI as President and Chief Executive Officer from 1990 until 2000, overseeing sales of $500 million and 3,000 employees. Mr. Gore also served as Senior Vice President and Chief Financial Officer of Harris-Adacom Corporation from 1988 to 1990 and as Vice President Finance, Chief Financial Officer and Director of TechAmerica Group, Inc. from 1980 to 1988. Mr. Gore, a United States Air Force veteran, is a Certified Public Accountant, holds a BSBA in Accounting and a BS in Computer Science, both from Missouri Western State College, now Missouri Western State University, and received an MBA from the Executive Fellow Program at Rockhurst University.

Vernon S. Schweigert. Mr. Schweigert has served the Company as a Director since December 2002. In May 2001, Mr. Schweigert was appointed by the United States Bankruptcy Court for the District of Arizona to serve as Trustee of the bankruptcy estate of Stevens Financial Group, Inc., and served in that capacity, leading the reorganization under Chapter 11, until the case was closed by order of the bankruptcy court on December 13, 2004. Mr. Schweigert is a Certified Public Accountant and has over twenty years experience as a consultant to the real estate development industry. Mr. Schweigert has also served in various capacities, primarily as a trustee or consultant, to companies in or facing bankruptcy. Mr. Schweigert holds an undergraduate degree from Illinois State University and an MBA from Arizona State University.

Daniel F. Graham. Mr. Graham has served as Chief Financial Officer of the Company since joining the Company in December 2001. Mr. Graham has also served as Treasurer and Secretary of the Company since January 1, 2003. From 1990 through 1996, Mr. Graham served primarily financial institutions and public companies during his tenure with McGladrey & Pullen, LLP, a national public accounting firm. Mr. Graham left the firm as a Senior Manager in December 1996. From April 1997 to February 1999, Mr. Graham was employed in various financial management positions with DT Industries, Inc., a publicly-traded global manufacturer of capital goods equipment. Mr. Graham also held the position of Vice President, Finance and Administration for Springfield Builders, Inc., a Missouri-based general contractor. Mr. Graham is a Certified Public Accountant and a graduate of Oklahoma State University.

James K. Browne. Mr. Browne has served as President and Chief Operating Officer of the Company’s Canadian subsidiary, TCG, since its formation in September 1997. Mr. Browne has served as Vice President of the Company since January 1, 2003. Mr. Browne, a native of Canada, was employed by Superior Acceptance Corporation Limited from November 1989 to September 1997, serving first as a Branch Manager and then as a Regional Manager overseeing nine branch offices in three Provinces. From November 1987 to November 1989, Mr. Browne was a Senior Assistant Manager at Household Finance Corporation.

Board of Directors. The Company’s Board of Directors is comprised of five members. Effective with the Company’s annual meeting of stockholders on April 25, 2005, directors have been elected to staggered three-year terms.

The Board maintains three standing committees: Audit Committee, Compensation Committee and Nominating Committee.

Audit Committee. Messrs. Chancellor, Compton, Gore and Schweigert are the current members of the Audit Committee of the Board of Directors. Mr. Gore serves as the committee chairman; is the designated “audit committee financial expert” (as defined in Item 401(e) of Regulation S-B); and is “independent” (as used in Item 7(d)(3)(iv) of Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934). The audit committee represents the board in discharging its responsibilities relating to the Company’s accounting, reporting and financial control practices. The Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent auditors, approving the services performed by our independent auditors, reviewing financial information prior to public disclosure and reviewing and evaluating our accounting principles and systems of internal accounting controls. The committee also meets with the independent auditors, without management present, to discuss the results of the consolidated financial statement audits and reviews, the independent auditors’ evaluation of our system of internal accounting controls and the overall quality of the Company’s financial reporting.

Compensation Committee. Messrs. Chancellor, Compton and Schweigert are the current members of the Compensation Committee of the Board of Directors. Mr. Chancellor serves as the committee chairman. The Compensation Committee oversees the Company’s overall compensation plan and approves the compensation for all executive officers.

Nominating Committee. Messrs. Chancellor, Compton and Fenstermaker are the current members of the Nominating Committee of the Board of Directors. Mr. Compton serves as the committee chairman. The Nominating Committee is responsible for nominating candidates for election, or appointment, as appropriate, to the Company’s Board of Directors when vacancies exist.

Significant Employees. The Company has no significant employees who are not listed above.

Family Relationships. There are no family relationships among any of the directors or executive officers of the Company, or persons nominated or chosen to become such.

Involvement in Certain Legal Proceedings. Within the past five years, no director, person nominated to become a director, executive officer, promoter or control person of the Company has been involved in the types of legal proceedings described in Item 401(d) of Regulation S-B (17 CFR §228.401).

ITEM 6.   EXECUTIVE COMPENSATION

The following table presents the compensation of our Chief Executive Officer and our other executive officers for the last three years.

		Annual Compensation			Long-Term Compensation
		Salary	Bonus	Other Annual Compensation	Restricted Stock Awards
Name and Principal Positions	Year	($)	($)	($)	($)

Jerald L. Fenstermaker President and Chief Executive Officer	2004	$170,833	$35,000	—	(1)
	2003	$165,000	$35,000	—	(1)
	2002	$366,625	—	—	—

Daniel F.Graham Executive Vice President and Chief Financial Officer	2004	$137,500	$15,000	—	(1)
	2003	$125,000	$19,200	—	(1)
	2002	$94,584	—	—	—

James K. Browne President and Chief Operating Officer of TCG	2004	$109,346	$16,601	$10,435	(1)
	2003	$95,670	$10,605	$9,103	(1)
	2002	$83,991	$14,662	$7,796	—

(1) See “Stock Grants” below.

Stock Grants. The Plan of Reorganization provided for the grant of shares of the Company’s common stock to certain members of management in an amount equal to 10% of the total shares of common stock issued pursuant to the Plan of Reorganization. On March 3, 2003 the Company’s Board of Directors granted shares of common stock to certain members of management (“Management Shareholders”) as follows:

Management Member	Number of Shares
Jerald L. Fenstermaker	700,000
Daniel F. Graham	200,000
James K. Browne	70,000

The shares were issued subject to forfeiture provisions that required that any of the above Management Shareholders who voluntarily resign, terminate employment, or are terminated for good cause, surrender his or her shares to the Company, with no consideration to be paid for such forfeiture as follows:

Resignation / Termination On or After	And Prior To	% of Shares Forfeited

March 3, 2003	September 14, 2003	100%
September 14, 2003	September 14, 2004	75%
September 14, 2004	September 14, 2005	50%
September 14, 2005	September 14, 2006	25%
September 14, 2006	N/A	0%

The terms of the stock grant allow management, upon resignation, voluntary or involuntary, to sell any shares then vested (according to the schedule above) to the Company for 90% of the then current fair market value of the shares. The stock grant further stipulates that upon the death or disability of a Management Shareholder, all shares owned by such shareholder shall be deemed immediately vested and that all such shares can be sold to the Company for 100% of the then current fair market value of the shares. The Management Shareholders have the following additional rights with respect to the shares issued pursuant to the stock grant:

1.
In the event the Company issues additional common shares in exchange for any valuable consideration, each Management Shareholder shall receive, as a bonus, the number of shares of common stock he would have received if he had the preemptive right to subscribe for and receive such shares.

2.
In the event that any preferred shares are converted into common shares, then each Management Shareholder shall receive, as a bonus, a number of common shares necessary to maintain the same voting percentage of the common stock as such person possessed prior to the conversion.

No compensation cost was recognized in connection with this restricted stock grant because the fair value of these common shares was determined to be nominal at the date of grant. The value of these common shares continues to be nominal at the present time.

Approximately 30,000 shares remain to be granted under the terms of this stock grant. The Board of Directors may grant these shares to members of management during 2005.

Director Compensation. Each director who is not an employee of the Company is eligible to receive a fee of $1,000 per regularly scheduled Board of Directors meeting attended. No compensation is paid for attending committee meetings. All directors are entitled to reimbursement of reasonable fees and expenses incurred in connection with attendance at Board and committee meetings. No stock or stock options are provided as compensation to directors. Mr. Schweigert has elected not to receive the $1,000 meeting attendance fee.

Employment Agreements. Mr. Fenstermaker is employed as the Company’s President under the terms of an employment agreement (the “Agreement”) effective from September 15, 2004 through September 14, 2006. The Agreement calls for Mr. Fenstermaker to be paid an annual base salary of $185,000, and a yearly bonus of $65,000 payable quarterly upon attainment of certain operating income targets. The Agreement can be terminated with 30 days’ written notice by either party. If the Company terminates the Agreement for reasons other than cause, the Company is required to provide severance pay to Mr. Fenstermaker through September 14, 2006 consisting of $3,000 per month and all fringe benefits provided to similarly situated employees of the Company. None of the Company’s other executive officers are subject to employment agreements.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We paid $28,966 and $149,802 to Biltmore Associates during 2004 and 2003, respectively, for bankruptcy trustee services rendered. Mr. Schweigert is the Owner and President of Biltmore Associates. All fees paid to Biltmore Associates were reviewed and approved by the United States Bankruptcy Court for the District of Arizona.

ITEM 8.   DESCRIPTION OF SECURITIES

Common Stock.

The Company is authorized to issue 36,000,000 shares of common stock, par value $0.0001, of which 9,965,759 shares are issued and outstanding, and 8,994,357 shares are reserved for the conversion of preferred stock into common stock. An additional 30,000 shares are reserved for issuance to certain officers and directors. All outstanding shares of common stock are fully paid and non-assessable.

Dividend Rights: The holders of common stock are not entitled to receive any dividends as long as any preferred stock remains outstanding. When all shares of preferred stock have been either redeemed or converted, then common stockholders are entitled to dividends when and as declared by the Board of Directors.

Voting Rights:  The holders of common stock vote together as a class with the holders of preferred stock on all matters upon which the common stock is entitled to vote. Each share of common stock is entitled to one vote.

Pursuant to the Company’s bylaws, at all meetings of stockholders, the presence in person or by proxy of a majority of the outstanding shares constitutes a quorum for the transaction of business, except as otherwise provided by law, the Certificate of Incorporation or the bylaws. When a quorum is present at any meeting of the stockholders, the affirmative vote of a majority of the shares present, in person or by proxy, at the meeting and entitled to vote on the subject matter will decide any questions brought before such meeting, unless the question is one upon which, by express provision of law, the Certificate of Incorporation or the bylaws, a different vote is required.

In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Delaware law and the Company’s bylaws provide that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of not less than the minimum number of shares that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action.

Preemption Rights: The holders of common stock do not have any preemption rights.

Preferred Stock / Preferred Stock Trust and Trust Certificates.

The Company is authorized to issue 8,994,357 shares of convertible preferred stock, par value $0.0001, all of which are issued and outstanding - all currently held by the Freedom Financial Group I Statutory Trust (the “Preferred Stock Trust”).

Preferred Stock Trust. The Preferred Stock Trust is a Delaware Statutory Trust that was created in accordance with the bankruptcy Trustee’s Plan of Reorganization for the Company’s predecessor, SFG. The beneficiaries of the Preferred Stock Trust are those former creditors of SFG who elected to participate in the Plan of Reorganization (the “Participating Creditors”). The Preferred Stock Trust holds, for the benefit of the Participating Creditors, all preferred stock issued by the Company, and serves as a vehicle by which the Company can, over time, pay the Participating Creditors an amount, defined in the Plan of Reorganization as the “Preferred Stock Redemption Value” or “Net Investment Amount” (an amount representing the Participating Creditors’ adjusted claims against the bankruptcy estate - approximately $53,800,000) by periodically redeeming shares of preferred stock in exchange for funds which can be distributed proportionately to the Participating Creditors. The Company’s Certificate of Incorporation dictates the terms by which shares of preferred stock can be redeemed (see below under the heading “Redemption”).

Each Participating Creditor was issued a “Trust Certificate” representing a number of shares of the Preferred Stock Trust (“Trust Shares”). The total number of outstanding Trust Shares is equal to the number of shares of preferred stock held by the Preferred Stock Trust (8,994,357). Trust Shares are transferable, subject to certain restrictions set forth in the Amended and Restated Trust Agreement (“Trust Agreement”), which contains the terms of the Preferred Stock Trust.

The Trust Agreement establishes a “Regular Trustee” (currently Vernon S. Schweigert) to generally administer the trust. The Regular Trustee serves at the pleasure of, and under the direction of, a “Trust Supervision Committee,” which is comprised of three members (currently, Vernon S. Schweigert, Jerald L. Fenstermaker, and Gary G. Lipscomb) selected by the Board of Directors of the Company. The Trust Supervision Committee has the power to direct the Regular Trustee in all actions related to the administration and management of the Preferred Stock Trust.

The preferred stock has the following rights, privileges and preferences:

Voting Rights: The holders of preferred stock are entitled to one vote per share, and vote together as a class with the holders of common stock upon all such matters as the common stock is entitled to vote. The Regular Trustee, at the direction of the Trust Supervision Committee, votes 100% of the shares of preferred stock.

Dividends: The holders of preferred stock are not entitled to receive dividends.

Conversion Rights: Each share of preferred stock is convertible, at $.01 per share, into one share of fully paid and nonassessable common stock (subject to appropriate adjustments for stock splits, stock dividends, or other recapitalizations) at any time at the option of the holder.

In addition, each share of preferred stock shall automatically be converted into one share of common stock immediately upon the earlier of the following:

1.
the sale of the Company's common stock in a public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, with aggregate proceeds to the Company and/or any selling stockholders (after deduction for expenses related to the issuance) of at least $54,000,000;

2.	the written consent of the holders of at least 70% of the outstanding shares of preferred stock voting together as a separate class[1]; or

3.
if a majority of the preferred stock waives its right to a liquidation preference (described below), then upon the consolidation or merger of the Company into or with any other entity or entities which results in the exchange of 50% or more of the outstanding shares of voting capital stock of the Company for securities or other consideration issued or paid or caused to be issued or paid by any such entity or affiliate thereof, or the sale or transfer by the Company of all or substantially all of its assets.

The Company is required at all times to reserve and keep available from its authorized but unissued shares of common stock a sufficient number of shares to enable the conversion of all outstanding shares of preferred stock.

Liquidation Preference: In the event of a “Liquidation Event” (defined below), the holders of preferred stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, the lesser of (i) an aggregate amount equal to the “Preferred Stock Redemption Value” (approximately $53,800,000) less the aggregate of any redemption payments previously made by the Company to the preferred stockholders, or (ii) all of the assets and funds of the Company that are legally available for distribution. The remaining assets, if any, shall be distributed proportionately among the holders of common stock.

1So long as the Freedom Financial Group I Statutory Trust continues in existence, the Regular Trustee, under the direction of the Trust Supervision Committee, effectively votes 100% of the preferred stock and is not required to seek direction from the trust’s beneficiaries (i.e., the holders of Trust Certificates).

A “Liquidation Event” is defined in the Certificate of Incorporation as (i) any liquidation, dissolution or winding up of the Company; or (ii) the consolidation or merger of the Company into or with any other entity or entities which results in the exchange of shares representing 50% or more of the outstanding shares of voting capital stock of the Company for securities or other consideration issued or paid by such entity or entities; or (iii) the sale or transfer by the Company of all or substantially all of its assets.

Redemption: The preferred stock is subject at all times to redemption, or a call, by the Company. In such event, the Company is required to use its best efforts (to the extent it may lawfully do so and to the extent funds are available) to pay to the preferred stockholders, an amount defined in the Company’s Certificate of Incorporation as the “Preferred Stock Redemption Value” in cash in 28 quarterly installments. Once the Preferred Stock Redemption Value has been paid in full, all shares of preferred stock shall be deemed cancelled.

Change in Control Provisions.

Section 4.4(E) of the Certificate of Incorporation states that as long as at least 30% of the total number of shares of preferred stock that have ever been issued remain outstanding, the Company shall not without first obtaining the approval of the holders of a majority of the then outstanding shares of preferred stock, voting together as a separate class:

1.	voluntarily dissolve, liquidate or declare bankruptcy;

2.	amend the Certificate of Incorporation or bylaws; or

3.
sell, convey, or otherwise dispose of all or substantially all of its property or business, or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation), or effect any transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is transferred or disposed.

PART II.

ITEM 1.   MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

(a) Market Information

(1) There currently is no public trading market for the Company’s common stock, and the Company currently is not making any, and has not proposed to make any, public offerings of stock.

(2) Other than certain rights of Management Shareholders with respect to shares of common stock granted to them (see the discussion of “Stock Grants” in Part I, Item 5), there are no outstanding options or warrants to purchase the Company’s common stock. There are 8,994,357 outstanding shares of preferred stock that are convertible into an equal number of shares of common stock. As of the date of this Registration Statement, the Company has 9,965,759 shares of common stock outstanding, of which 8,995,759 may be sold by non-affiliates pursuant to Rule 144(k) of the Securities Act of 1933. In addition, subject to the applicable “current public information” and “manner of sale” requirements of Rule 144, persons deemed to be “affiliates” under Rule 144, are each permitted to sell an amount not to exceed the greater of:

(i) one percent of the shares or other units of the class outstanding as shown by the most recent report or statement published by the Company, or

(ii) the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of the Form 144 notice required by Rule 144, or if no such notice is required the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, or

(iii) the average weekly volume of trading in such securities reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Securities Exchange Act of 1934 during the four-week period specified in paragraph (ii) above.

(b) Holders. As of the date of this Registration, there were approximately 2,800 holders of the Company’s common stock.

(c) Dividends.

(1) The Company has not declared any dividends for the last two fiscal years.

(2) Pursuant to the Company’s Certificate of Incorporation, so long as any preferred stock is outstanding, no dividend or distribution may be declared or paid on any shares of common stock.

(d) Except for the stock grants to Management Shareholders referenced above, no securities are authorized for issuance under any equity compensation plans.

ITEM 2.   LEGAL PROCEEDINGS

The Company is not a party to any material legal proceeding, nor is the Company’s property the subject of any material legal proceeding.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no disagreements with nor change in our independent accountant during the last two fiscal years.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

Other than those securities issued pursuant to the confirmed Plan of Reorganization, and common stock issued to certain members of management as described under Part I, Item 6, we have not sold any securities since the Company’s emergence from bankruptcy on January 1, 2003.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware General Corporate Law provides, in part, that a corporation may indemnify a director, officer or other person who was, is or is threatened to be made a party to a proceeding because such person is or was a director, officer, employee or agent of the corporation, or any other enterprise if he is or was serving such enterprise at the request of the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. If the person is found liable to the corporation, no indemnification shall be made unless and only to the extent that the court determines that such person is fairly and reasonably entitled to indemnity for expenses as the court deems proper. Delaware law also provides for mandatory indemnification by a corporation, including indemnification for expenses (including attorneys' fees) actually and reasonably incurred by a director or officer of the corporation, in the event that such person is successful on the merits or in defense of a proceeding or matter.

The Company’s Certificate of Incorporation and bylaws provide that the Company will indemnify, to the fullest extent authorized by the Delaware General Corporate Law, any person made or threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Company or served any other enterprise as a director, officer, employee or agent at the request of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

PART F/S

Freedom Financial Group, Inc.
Consolidated Financial Statements
December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Freedom Financial Group, Inc.
Springfield, Missouri

We have audited the accompanying consolidated balance sheets of Freedom Financial Group, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Freedom Financial Group, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

April 21, 2005

Freedom Financial Group, Inc.
Consolidated Balance Sheets
December 31, 2004 and 2003

Assets
	2004	2003

Cash and cash equivalents	$8,779,211	$4,280,766
Finance receivables, net	4,090,708	2,015,439
Notes receivable, net	77,398	215,265
Assets receivable under pending claims	—	6,000,000
Property and equipment, net	294,305	271,562
Other assets	69,303	38,973

Total assets	$13,310,925	$12,822,005
Liabilities and Stockholders’ Equity
Liabilities
Accounts payable	$218,954	$33,188
Accrued expenses	18,091	38,883
Dealer holdbacks	90,578	56,160
Accrued compensation costs	62,507	50,768
Dealer reserves	44,119	25,414
Reorganization costs payable	5,000	15,000

	439,249	219,413
Stockholders’ Equity
Redeemable convertible preferred stock, $0.0001 par value; 8,994,357 and 8,997,368 shares authorized, issued and outstanding at December 31, 2004 and 2003, respectively	13,798,817	13,798,817
Common stock, $0.0001 par value; 19,000,000 shares authorized; 9,965,759 and 9,967,485 shares issued and outstanding at December 31, 2004 and 2003, respectively	997	997
Retained earnings (deficit)	(1,731,382)	(1,747,658)
Accumulated other comprehensive income	803,244	550,436

Total stockholders’ equity	12,871,676	12,602,592

Total liabilities and stockholders’ equity	$13,310,925	$12,822,005

See Notes to Consolidated Financial Statements

Freedom Financial Group, Inc.
 Consolidated Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Revenues
Interest income	$1,141,690	$573,514
Recovery of charged-off finance receivables	156,481	222,003
Other income	99,318	143,212

Total revenues	1,397,489	938,729

Provision for Credit Losses	187,030	215,728

Net Revenues After Provision for Credit Losses	1,210,459	723,001

Operating Expenses	2,211,178	2,001,038

Operating Loss	(1,000,719)	(1,278,037)

Nonoperating Income (Expense)
Gain on settlement of pending claims	955,973	12,500
Gain on settlement of note receivable	61,022	—
Gain on sale of real estate	—	56,455
Impairment of reorganization value recorded in excess of amounts attributable to identifiable assets (goodwill)	—	(538,576)

Total nonoperating income (expense)	1,016,995	(469,621)

Income (Loss) Before Income Taxes	16,276	(1,747,658)

Provision for Income Taxes	—	—

Net Income (Loss)	$16,276	$(1,747,658)

Basic Income (Loss) Per Share	$0.00	$(0.18)

Diluted Income (Loss) Per Share	$0.00	$(0.18)

See Notes to Consolidated Financial Statements

Freedom Financial Group, Inc.
 Consolidated Statements of Stockholders’ Equity
 Years Ended December 31, 2004 and 2003

Redeemable				Accumulated
Convertible				Other
Preferred	Common Stock		Retained	Comprehensive
Stock	Shares	Amount	Earnings	Income	Total

Balance, January 1, 2003	$13,799,003	9,967,953	$997	$—	$—	$13,800,000

Net loss	—	—	—	(1,747,658)	—	(1,747,658)

Foreign currency translation adjustment	—	—	—	—	550,436	550,436

Comprehensive loss	—	—	—	—	—	(1,197,222)

Repurchase of stock issued in error	(186)	(468)	—	—	—	(186)

Balance, December 31, 2003	13,798,817	9,967,485	997	(1,747,658)	550,436	12,602,592

Net income	—	—	—	16,276	—	16,276

Foreign currency translation adjustment	—	—	—	—	252,808	252,808

Comprehensive income	—	—	—	—	—	269,084

Cancellation of stock issued in error	—	(1,726)	—	—	—	—

Balance, December 31, 2004	$13,798,817	9,965,759	$997	$(1,731,382)	$803,244	$12,871,676

See Notes to Consolidated Financial Statements

Freedom Financial Group, Inc.
 Consolidated Statements of Cash Flows
 Years Ended December 31, 2004 and 2003

	2004	2003
Operating Activities
Net income (loss)	$16,276	$(1,747,658)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	59,492	45,256
Provision for credit losses	187,030	215,728
Deferred discount income	(449,641)	(170,784)
Recovery of charged-off finance receivables	134,470	44,237
Gain on sale of property and equipment	—	(56,455)
Gain on settlement of pending claims	(955,973)	(12,500)
Gain on settlement of note receivable	(61,022)	—
Impairment of reorganization value recorded in excess of amounts attributable to identifiable assets (goodwill)	—	538,576
Changes in
Other assets	(31,113)	4,984
Accounts payable and accrued expenses	191,538	(2,553)
Reorganization costs payable	(10,000)	15,000
Net cash used in operating activities	(918,943)	(1,126,169)

Investing Activities
Purchase of finance receivables	(4,971,242)	(2,573,050)
Principal collected on finance receivables	3,397,540	2,417,902
Payments of dealer reserves	(19,132)	(12,687)
Payments of dealer holdbacks	(138,604)	(45,709)
Principal collected on notes receivable	198,891	514,429
Principal collected on contracts held for sale	—	213,027
Purchase of property and equipment	(64,973)	(223,951)
Investment in real estate held for sale	—	(6,820)
Payment of assumed reorganization costs	—	(655,078)
Proceeds from sale of real estate held for sale	—	233,882
Net cash used in investing activities	(1,597,520)	(138,055)

Financing Activities
Collection of cash settlements receivable	—	2,273,296
Settlement proceeds from pending claims	6,955,973	462,500
Redemption of preferred stock	—	(187)
Net cash provided by financing activities	6,955,973	2,735,609

Effect of Exchange Rate Changes on Cash and Cash Equivalents	58,935	237,083

Net Increase in Cash and Cash Equivalents	4,498,445	1,708,468

Cash and Cash Equivalents, Beginning of Year	4,280,766	2,572,298

Cash and Cash Equivalents, End of Year	$8,779,211	$4,280,766

See Notes to Consolidated Financial Statements

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Freedom Financial Group, Inc. (FFG), successor by merger to Stevens Financial Group, Inc. (SFG) and SFG’s wholly owned subsidiaries, SFC Funding Corporation (SFC) and SFC Automobile Receivables Trust 2000A (SFC Trust) and FFG’s wholly owned Canadian subsidiary, T.C.G. - The Credit Group Inc. (TCG), formerly Sinclair Credit Group Co., all of which collectively comprise a single reporting segment, the “Company.” All significant intercompany transactions have been eliminated in consolidation.

On March 19, 2001, Stevens Financial Group, Inc. filed a petition in the United States Bankruptcy Court for the District of Arizona (the “Bankruptcy Court”) for relief under Chapter 11 of Title 11 of the United States Code (the “Code”). SFG’s Amended Plan of Reorganization dated October 30, 2001, (the “Plan” or “Plan of Reorganization”), was confirmed by order of the Bankruptcy Court on March 14, 2002 (see Note 2, Reorganization Under Chapter 11).

In accordance with the American Institute of Certified Public Accountants’ Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (SOP 90-7), the Company adopted fresh start reporting as of January 1, 2003, the effective date of the Plan of Reorganization (see Note 3, Fresh Start Reporting).

Nature of Operations

SFG was a consumer finance company. SFG and its subsidiaries purchased consumer finance receivables, typically at a discount and secured by automobiles or consumer goods, from a network of dealers in approximately 16 states. SFG ceased purchasing finance receivables concurrent with SFG’s bankruptcy filing on March 19, 2001. From March 19, 2001, through December 31, 2002, (the “Reorganization Period”), SFG focused its efforts on servicing its existing portfolio of finance receivables and preparing to commence operating activities after its emergence from bankruptcy.

FFG is a consumer finance company. Since its emergence from Chapter 11 on January 1, 2003, FFG has been positioning itself to reenter the business of purchasing and servicing consumer finance receivables. FFG re-entered the business in October 2003. Since that time, FFG has been buying automobile-secured finance receivables originated by others. FFG purchases individual finance receivables through a point of sale program with a network of car dealers principally in Missouri, Kansas and Illinois. FFG also purchases groups of finance receivables in bulk transactions consisting of between 10 and 50 loans per group. FFG intends to hold these receivables for a period of time sufficient to establish their payment history and, if circumstances warrant, package and sell groups of these receivables without recourse to third parties and without retaining the servicing rights thereon. As of December 31, 2004, FFG has not identified any receivables that it intends to sell.

TCG is a Winnipeg, Manitoba, based consumer finance company. TCG purchases consumer finance receivables, typically at a discount, from a network of dealers in five Canadian provinces. TCG continued operating and purchasing finance receivables throughout the Reorganization Period. TCG accounts for approximately 29% and 47% of consolidated total assets as of December 31, 2004 and 2003, respectively.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The makers of the finance receivables purchased by the Company typically have limited or no access to traditional sources of consumer credit due to past negative credit history, limited or unstable employment history, the inability to make sufficient down payments or other negative factors typically evaluated in the credit granting process. As a result, finance receivables acquired by the Company are generally considered to have a higher risk of default and loss than those typically held in the portfolios of commercial banks, credit unions and similar institutions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for credit losses.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of overnight repurchase agreements, certificates of deposit, Eurodollar time deposits and commercial paper. The Company’s cash and cash equivalents not covered by federal deposit insurance totaled approximately $8,479,500 and $3,961,600 as of December 31, 2004 and 2003, respectively.

Finance Receivables

Finance receivables are reported at their outstanding principal balances adjusted for unamortized purchase discounts and an allowance for credit losses. Discounts on purchased finance receivables are recognized as income over the respective contractual terms using methods that approximate the interest method.

The Company accrues interest on all loans until they become more than 90 days contractually past due, at which time all accrued interest is reversed.

FFG owns a portfolio of delinquent finance receivables which the Company purchased prior to March 19, 2001, and all of which were charged off prior to January 1, 2003. The Company sold the majority of this portfolio in June 2004 realizing net proceeds of approximately $20,000. The Company continues to pursue collection of the remainder of this portfolio and recognizes all amounts recovered as income when received. Collections of $156,481 and $222,003 were made on these receivables during the years ended December 31, 2004 and 2003, respectively.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Allowance for Credit Losses

The Company maintains an allowance for credit losses at an amount it believes is adequate to absorb reasonably estimable probable losses in its portfolio of finance receivables. The Company’s management evaluates the allowance for credit losses on a regular basis. This evaluation considers the Company’s historical experience, the nature and volume of the portfolio, adverse situations that may affect the ability to collect payments when due, the estimated value of underlying collateral, if any, and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance is increased through provisions for credit losses charged against earnings.

Finance receivables are charged to the allowance for credit losses when they become more than 120 days contractually past due. With the exception of recoveries of FFG receivables charged off prior to January 1, 2003, subsequent recoveries of finance receivables previously charged against the allowance for credit losses are credited back to the allowance for credit losses when received.

Because the Company’s portfolio of finance receivables is primarily comprised of homogenous accounts with relatively small balances, management does not separately identify finance receivables for impairment. Management evaluates the portfolio in its entirety for impairment.

Property and Equipment

On January 1, 2003, all of the Company’s depreciable assets were restated to their respective estimated fair values. Property and equipment acquired after January 1, 2003, are recorded at historical cost. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 2 to 8 years for computers, office equipment and software, 3 to 8 years for furniture and fixtures and 25 years for the Canadian office building.

Reorganization Value in Excess of Amounts Attributable to Identifiable Assets (Goodwill)

Reorganization value in excess of amounts attributable to identifiable assets (goodwill) is tested annually for impairment. If the implied fair value is lower than its carrying amount, an impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Earnings Per Share

Earnings per share have been computed based upon the weighted average common shares outstanding during the year. Diluted earnings per share is computed using the weighted average common shares and all potentially dilutive common shares outstanding during the year.

Reclassifications

Certain reclassifications have been made to the December 31, 2003, financial statements to conform to the December 31, 2004, financial statement presentation. These reclassifications had no effect on net earnings.

Note 2:	Reorganization Under Chapter 11

The Company’s predecessor (the “Debtor”) commenced operations as a consumer finance company in August 1993 as First Financial Credit Corp., a Missouri corporation, headquartered in Springfield, Missouri. During 1995 Damian and Susan Sinclair became the sole owners of First Financial Credit Corp. and changed its name to Sinclair Financial Group, Inc. In October 1999 Clarence Stevens became the sole owner of the Company and shortly thereafter changed the name to Stevens Financial Group, Inc.

The Debtor’s primary source of capital was the issuance of debt obligations known as fixed rate investment certificates (the “FRI Certificates”) to individual investors. The FRI Certificates bore interest at rates ranging from 7.5% to 13.95%.

The Debtor invested the capital acquired through the issuance of the FRI Certificates in subprime consumer finance receivables, primarily collateralized by automobiles, vacuums or other consumer goods and typically acquired at a discount from various third-party dealers.

On March 19, 2001, the management of Stevens Financial Group, Inc., after determining that SFG could no longer satisfy its obligations (primarily the repayment of FRI Certificates) as they became due, filed a petition (the “Filing”) in the United States Bankruptcy Court for the District of Arizona for relief under Chapter 11 of Title 11 of the United States Code. At the time of the Filing, SFG controlled three wholly owned subsidiaries: SFC Funding Corporation (SFC), SFC Automobile Receivables Trust 2000A (SFC Trust) and Sinclair Credit Group Co. (SCG). The operations of SFG, SFC and SFC Trust were indefinitely suspended concurrent with the Filing. The operations of SCG were not significantly affected.

On May 15, 2001, Mr. Vern Schweigert (the “Trustee”) was appointed Trustee of the estate created by the Filing. Shortly after his appointment, Mr. Schweigert removed the Company’s then-existing management and employed Mr. Jerry Fenstermaker to act as the Company’s President and Chief Executive Officer during the Reorganization Period.

The Trustee filed a Plan of Reorganization with the Bankruptcy Court on August 31, 2001, that was subsequently amended on October 30, 2001.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The Plan provided for the formation of a Delaware corporation, Freedom Financial Group, Inc., the subsequent merger of the Debtor into FFG and the assumption of the assets and liabilities of SFC and SFC Trust by FFG.

The Plan also provided for the continuation of the Debtor’s U.S. consumer loan business and the formation of a joint venture, to be called Venture Funding Resources, Inc. (VFR), between FFG and Innovative Financial Resources, Inc. (a Springfield, Missouri, based consumer finance company) for the purpose of carrying out this business (see Note 5, Termination of Joint Venture and Loan Servicing Agreements). The Plan envisioned FFG’s initial contribution to the joint venture would be funded in part by approximately $6.0 million of the approximately $8.0 million the Debtor anticipated receiving in the settlement of claims it asserted against certain of the parties (Potential Defendants) to the bankruptcy. The Potential Defendants included former owners and officers of the Debtor, companies related to the Debtor through common ownership, companies owned by a former officer of the Debtor and other companies and professional firms with which the Debtor conducted business.

The Plan allowed for the Debtor’s creditors to choose one of two options: 1) exchange their debt for shares of preferred and common stock in the reorganized company (Participating Creditors) or 2) settle their debt for approximately $0.04588 per dollar (Non-Participants). The Plan further stipulated that all prior ownership interests in the Debtor would be cancelled. The Company’s creditors voted overwhelmingly to approve the Plan and on March 14, 2002, the Trustee’s Amended Plan of Reorganization dated October 30, 2001, was confirmed by order of the Bankruptcy Court.

Approximately 35 of the Debtor’s creditors elected to be Non-Participants. The Company made payments totaling $35,646 to these Non-Participants during April 2003, in full settlement of their claims against the Debtor.

In anticipation of settling a significant portion of the Debtor’s claims against the Potential Defendants, the Trustee, with the concurrence of the Company’s management, petitioned the Bankruptcy Court for and was granted the Debtor’s release from Chapter 11 effective January 1, 2003. Under the terms of certain agreements (the “Settlement Agreements”) with certain of the Potential Defendants, assets totaling $3,380,018 were transferred to the Company during 2003. The Settlement Agreements called for the transfer of these assets to the Company and the concurrent release of the Debtor’s claims against those Potential Defendants.

Shortly prior to January 1, 2003, the Debtor was merged into FFG and on January 1, 2003, FFG issued 8,997,869 shares of redeemable convertible preferred stock to the Freedom Financial Group I Statutory Trust for the benefit of the Debtor’s participating creditors, 8,997,953 shares of common stock to the Debtor’s participating creditors and 970,000 shares of common stock to FFG’s new management group. A portion of the shares held by management must be returned to the Company without any payment for the returned shares in the event of a manager’s voluntary termination of employment prior to September 15, 2005. Concurrent with the issuance of stock FFG assumed the remaining assets and liabilities of SFC and SFC Trust. No dividends can be paid on shares of common stock until such time as all redeemable convertible preferred stock is fully paid or converted to common stock. The full amount of repayment is approximately $54,000,000. Holders of both common and preferred stock are allowed one vote for each share owned. No compensation cost was recognized for the restricted common stock granted to management as its fair value was determined to be immaterial at the grant date.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The Company received assets, net of related contingent legal fees, totaling $10,798,491 from the settlement of various bankruptcy claims, including its claims against Wolf Haldenstein Adler Freeman & Herz LLP and FFTC/BancInsure (see Note 8, Assets Receivable Under Pending Claims). The Company has no other bankruptcy-related claims outstanding at December 31, 2004.

Note 3:	Fresh Start Reporting

As of January 1, 2003, the Company adopted fresh start reporting in accordance with SOP 90-7. Fresh start reporting assumes that a new reporting entity has been created and requires assets and liabilities be reported at their fair values as of the effective date.

The reorganization value, as that term is defined in SOP 90-7, of $13,800,000 was based on many factors, assumptions, significant estimates and valuation methods, including estimating the present value of future cash flows discounted at appropriate risk-adjusted market rates, professional appraisals of real property, analysis performed by an independent Certified Valuation Analyst and other valuation techniques the Company believes are appropriate.

The following table presents the adjustments made to adopt fresh start reporting.

	Predecessor				Reorganized
	Company	Fresh Start Adjustments			Company
	January 1, 2003	Debit		Credit	January 1, 2003
Assets
Cash and cash equivalents	$2,572,298	$—		$—	$2,572,298
Cash settlements receivable	—	2,273,295	(a)	—	2,273,295
Finance receivables, net	1,432,282	—		—	1,432,282
Notes receivable	100,000	—		—	100,000
Settlement assets receivable, net	—	1,106,723	(a)	—	1,106,723
Furniture, fixtures and equipment	67,452	6,269	(b)	—	73,721
Assets receivable under pending claims	—	6,450,000	(c)	—	6,450,000
Reorganization value in excess of amounts allocable to identifiable assets (goodwill)	—	538,576	(d)	—	538,576
Other assets	46,912	—		—	46,912

Total assets	$4,218,944	$10,374,863		$0	$14,593,807

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

	Predecessor					Reorganized
	Company	Fresh Start Adjustments				Company
	January 1, 2003	Debit		Credit		January 1, 2003
Liabilities and Stockholders’ Equity
Liabilities
Accounts payable and accrued expenses	$622,082	$519,000	(f)	$35,646	(e)	$138,728
Accrued reorganization expenses	655,079	—		—		655,079
Time certificates payable	65,104,713	65,104,713	(f)	—		—
Accrued interest payable on time certificates	14,262,308	14,262,308	(f)	—		—
Total liabilities	80,644,182	79,886,021		35,646		793,807

Stockholders’ Equity
Redeemable convertible preferred stock	—	—		13,799,003	(g)	13,799,003
Common stock	5,000,000	5,000,000	(h)	997	(i)	997
Retained deficit	(81,425,238)	—		81,425,238	(h)	—
Total stockholders’ equity	(76,425,238)	5,000,000		95,225,238		13,800,000
Total liabilities and stockholders’ equity	$4,218,944	$84,886,021		$95,260,884		$14,593,807

(a)	To reflect settlement agreements reached in Chapter 11.
(b)	To adjust carrying amount to fair value.
(c)	To reflect estimated fair value of assets receivable under claims pending as of January 1, 2003.
(d)	To record reorganization value in excess of amounts allocable to identifiable assets (goodwill).
(e)	To reflect liability to Non-Participant creditors.
(f)	To reflect cancellation of liabilities satisfied with issuance of preferred and common stock.
(g)	To record issuance of preferred stock at fair value.
(h)	To eliminate stockholder’s equity of predecessor company.
(i)	To record issuance of common stock at par value.

Note 4:	Reorganization Value in Excess of Amounts Allocable to Identifiable Assets

The Company’s adoption of fresh start reporting in accordance with SOP 90-7 resulted in the Company recording an intangible asset, reorganization value in excess of amounts allocable to identifiable assets (goodwill), of $538,576 on its consolidated balance sheet as of January 1, 2003. The Company tested this intangible asset, which was not subject to amortization, for impairment as of December 31, 2003, by comparing the estimated fair value of the reporting unit to its carrying value. Due to the significant operating loss and negative operating cash flows suffered by the Company during the year ended December 31, 2003, and the impact on its ability to fully implement its planned business activity because of the uncertainty surrounding the ultimate realization of the assets receivable under pending claims as of December 31, 2003, the Company determined that this intangible asset was fully impaired at December 31, 2003. The Company recognized an impairment loss of $538,576 in its consolidated statement of operations for the year ended December 31, 2003.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 5:	Termination of Joint Venture and Loan Servicing Agreements

On April 28, 2003, after consultation with legal counsel, the Company’s management determined that the joint venture with Innovative Financial Resources, Inc. (IFR) contemplated by the Plan of Reorganization had failed to become effective. Shortly thereafter the Company provided legal notice to IFR of the joint venture’s termination. The termination was confirmed by order of the Bankruptcy Court on September 2, 2003.

Concurrent with the termination of the joint venture, the Company terminated certain loan servicing agreements with Eagle Financial Solutions, Inc. (EFS), under which EFS performed account collection activities for loans owned by the Company. EFS is related to IFR through common ownership.

Shortly after the termination of the joint venture and loan servicing agreements, IFR, Eagle and VFR filed suit against the Company contesting the termination of the joint venture and alleging various harmful acts by the Company. On January 10, 2005, the Bankruptcy Court entered a notice of summary judgment in favor of the Company with respects to all counts.

EFS owes the Company $95,000 under the terms of two promissory note agreements, both of which are in default for failure to pay at maturity. The Bankruptcy Court, on January 10, 2005, entered a judgment in favor of the Company with respect to these promissory notes. The Company intends to foreclose on the notes and liquidate any available underlying collateral to satisfy the obligations. The proceeds, if any, the Company might realize in such a collateral liquidation may not be enough to fully satisfy the underlying obligations. The Company provided an allowance for credit losses of $95,000 through a charge to earnings in 2003 (see Note 7, Notes Receivable).

The Company has assumed the activities previously proposed to be carried out by the joint venture and the account collection activities performed by EFS under the loan servicing agreements.

Note 6:	Finance Receivables and Allowance for Credit Losses

Finance receivables consist of the following at December 31, 2004 and 2003:

	2004	2003

Automobiles	$2,183,510	$411,066
Equipment leases	999,724	784,632
Bulk food	962,070	850,007
Home appliances	274,800	196,368
Other	485,736	164,150

Total finance receivables	4,905,840	2,406,223

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

	2004	2003

Less
Unearned discount	$518,899	$194,086
Allowance for credit losses	296,233	196,698

	815,132	390,784

Net finance receivables	$4,090,708	$2,015,439

 Approximately 60% and 91% of the above finance receivables as of December 31, 2004 and 2003, respectively, are Canadian in origin.

Activity in the allowance for credit losses related to finance receivables for the years ended December 31, 2004 and 2003, was as follows:

	2004	2003

Balance, beginning of period	$196,698	$145,448

Purchase discount allocation	—	86,669
Provision charged to expense	187,030	120,728
Losses charged off	(232,647)	(226,409)
Recoveries of previously charged off amounts	134,470	44,237
Effect of foreign currency translation	10,682	26,025

Balance, end of period	$296,233	$196,698

Note 7:	Notes Receivable

Notes receivable are comprised of the following at December 31, 2004 and 2003:

	2004	2003

Note receivable from Eagle Financial Solutions, Inc., in default for failure to pay at maturity, bearing interest at 9.0%, secured by certain consumer installment loans (see Note 5, Termination of Joint Venture and Loan Servicing Agreements)	$45,000	$45,000

Note receivable from Eagle Financial Solutions, Inc., in default for failure to pay at maturity, bearing interest at 9.0%, secured by substantially all assets of Eagle Financial Solutions, Inc. (see Note 5, Termination of Joint Venture and Loan Servicing Agreements)	50,000	50,000

Total forward	95,000	95,000

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

	2004	2003

Total forward	$95,000	$95,000

Note receivable, bearing interest at 9.5%, payable in equal monthly installments, including interest of $3,600 commencing January 19, 2003, and maturing March 19, 2006, secured by a deed of trust on commercial real estate in Tucson, Arizona	60,780	90,650

Unsecured noninterest-bearing note receivable, payable in equal annual installments of $7,000 commencing October 31, 2003, and maturing October 31, 2007, personally guaranteed by the principles of First Financial Consultants, Inc.	16,618	20,959

Noninterest-bearing note receivable, payable in equal annual installments of $20,000 commencing November 1, 2003, and maturing November 1, 2012, secured by a deed of trust on residential real estate in Greene County, Missouri	—	103,656
	172,398	310,265
Less allowance for credit losses	95,000	95,000

Net notes receivable	$77,398	$215,265

Note 8:	Assets Receivable Under Pending Claims

The Debtor had two claims pending against other parties that had not been resolved as of January 1, 2003:

Defendant	Estimated Fair Value at January 1, 2003

Wolf Haldenstein Adler Freeman & Herz LLP (Wolf)	$450,000
First Financial Trust Company/BancInsure (BancInsure)	$6,000,000

On September 8, 2003, the Company settled its claim against Wolf. In accordance with the terms of the agreement, the Company received $462,500. The Company recognized a gain of $12,500 which is recorded as gain on settlement of pending claims in the 2003 consolidated statement of operations.

On June 9, 2004, the Company and BancInsure entered into a Settlement Agreement under which BancInsure agreed to pay FFG $7,050,000 in settlement of all of FFG’s claims against FFTC and BancInsure. In accordance with the terms of the Settlement Agreement, on August 13, 2004, the Company received $7,060,973 including interest and subsequently paid contingent legal fees of $105,000. The Company recognized a net gain of $955,973 which is recorded as gain on settlement of pending claims in the 2004 consolidated statement of operations.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

The Company has no other bankruptcy-related claims outstanding at December 31, 2004.

Note 9:	Property and Equipment

Major classifications of property and equipment are as follows at December 31, 2004 and 2003:

	2004	2003

Land	$41,533	$38,671
Building	185,797	144,946
Computer and office equipment	155,244	125,902
Software	45,088	35,311
Furniture and fixtures	34,705	28,511
Other	4,500	4,500
	466,867	377,841
Less accumulated depreciation	172,562	106,279

Net property and equipment	$294,305	$271,562

Note 10:	Income Taxes

The provision for income taxes for the years ended December 31, 2004 and 2003, includes these components:

	2004	2003

Taxes currently payable	$—	$—
Adjustment to beginning of the year deferred tax valuation allowance	294,745	189,887
Deferred income taxes	(294,745)	(189,887)

Income tax expense	$0	$0

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense for the years ended December 31, 2004 and 2003, is shown below:

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

	2004	2003

Computed at the statutory rate (34%)	$88,282	$(594,204)

Increase (decrease) resulting from
State income taxes	(31,996)	(20,613)
Changes in the deferred tax asset valuation allowance	294,745	189,887
(Income) loss from foreign subsidiary	(28,562)	72,857
Basis difference in settlements received	(342,044)	153,000
Nondeductible expenses
Impairment of goodwill	—	183,116
Reorganization costs	18,011	14,971
Other	1,564	986

Actual tax expense	$0	$0

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets as of December 31, 2004 and 2003, were:

	2004	2003
Deferred tax assets
Accrued compensated absences	$4,958	$12,150
Accrued compensation	—	3,879
Property and equipment	20,865	10,032
Allowance for credit losses	89,270	48,436
Net operating loss carryforwards	10,302,489	10,048,340

Net deferred tax asset before valuation allowance	10,417,582	10,122,837

Valuation allowance
Beginning of period	10,122,837	9,932,950
Increase (decrease) during the period	294,745	189,887

Ending balance	10,417,582	10,122,837

Net deferred tax asset	$0	$0

As of December 31, 2004, the Company had approximately $27,000,000 of net operating loss carryforwards available to offset future federal income taxes. The carryforwards expire in 2021 through 2024.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 11:	Redeemable Convertible Preferred Stock

On January 1, 2003, pursuant to the Plan of Reorganization, the Company issued 8,997,869 shares of redeemable convertible preferred stock, which is recorded at fair value. The stock is held by the Freedom Financial Group I Statutory Trust, a Delaware Trust, for the benefit of the Debtor’s Participating Creditors. The Trust Supervision Committee, as elected by the Company’s Board of Directors, is comprised of three Directors of the Company, Jerry Fenstermaker, Gary Lipscomb and Vern Schweigert. The Trust shall be dissolved upon the earlier of 1) the redemption of all outstanding preferred stock or 2) the affirmative vote to do so of at least two-thirds of the outstanding common stock of Freedom Financial Group, Inc.

The preferred stock is subject at all times to redemption by the Company subject to certain conditions. The Company shall, as Company funds allow, as determined by the Board of Directors, redeem approximately 320,000 shares each and every calendar quarter commencing June 30, 2003, until all such shares have been redeemed, at the redemption price of $5.9852 per share. In the event sufficient funds are not available to make a scheduled redemption payment, the amount of such redemption payment not made shall be carried over to and is payable, subject to the same conditions, on the next scheduled redemption payment date. At its regularly scheduled January 31, 2005, meeting, the Company’s Board of Directors determined that the Company did not have sufficient funds to make all or any part of the December 31, 2004, or earlier preferred stock redemption payments. In accordance with the redemption provisions of the preferred stock, these redemption payments shall be carried over to and are payable on the next scheduled redemption payment date, March 31, 2005, subject to the satisfaction of the conditions described above.

In the event of any liquidation or dissolution of the Company, each holder of preferred stock shall be entitled to receive on a pro rata basis, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount, as such funds are available, up to but not to exceed the redemption price per share.

Each share of preferred stock is convertible, at the holder’s option, into one share of common stock of Freedom Financial Group, Inc. at the conversion price of $0.01 per share. Furthermore, each share of preferred stock shall be automatically converted into one share of common stock at the conversion price of $0.01 per share upon the occurrence of any of the following: 1) an affirmative vote to do so by 70% or more of the then outstanding shares of preferred stock, 2) a public offering and sale of the Company’s common stock under the Securities Act of 1933 of at least $54,000,000, 3) the consolidation or merger of the Company into or with any other entity resulting in the exchange of shares representing 50% or more of the outstanding shares of voting capital stock of the Company or 4) the sale or transfer by the Company of substantially all of its assets. The Company is required at all times to maintain a sufficient number of authorized and unissued shares of common stock to effect the conversion of all currently outstanding shares of preferred stock into common stock.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 12:	Commitments

The Company had outstanding commitments to purchase finance receivables totaling $402,992 as of December 31, 2004. These commitments generally expire 30 days after they are issued if unused.

The Company is also obligated under certain noncancelable operating leases for premises and equipment with terms ranging up to three years. Rental expense for these leases was $44,268 and $74,819 for the years ended December 31, 2004 and 2003, respectively. Future minimum payments under noncancelable operating leases as of December 31, 2004, are:

2005	$43,697
2006	25,715
2007	3,222

$72,634

Note 13:	Earnings Per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. Since the effect of converting the shares of redeemable preferred stock would be antidilutive for the year ended December 31, 2003, basic and diluted loss per share amounts for 2003 are based on the weighted average number of common shares outstanding.

So long as any preferred stock is outstanding, no dividend or distribution shall be declared or paid on any shares of common stock (see Note 11, Redeemable Convertible Preferred Stock).

Basic and diluted earnings per share for the year ended December 31, 2004, were computed as follows:

		Weighted
		Average	Per Share
	Income	Shares	Amount

Net income	$16,276	9,966,188

Basic earnings per share			$0.00

Effect of presumed conversion of convertible preferred stock	—	8,994,851

Diluted earnings per share	$16,276	18,961,039	$0.00

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Loss per share for the year ended December 31, 2003, was computed as follows:

	Loss	Weighted Average Shares	Per Share Amount

Net loss	$(1,747,658)	9,967,636

Basic and diluted loss per share			$(0.18)

Note 14:	Operating Expenses

The components of operating expenses for the years ended December 31, 2004 and 2003, are as follows:

	2004	2003

Salaries and benefits	$1,146,355	$962,040
Professional fees	458,240	193,634
Reorganization costs	95,941	121,746
Insurance	84,319	67,569
Pending claims - related legal fees	64,084	191,065
Occupancy costs	61,361	79,673
Depreciation	59,492	45,256
Licenses and taxes	45,158	44,142
Travel	38,119	23,265
Supplies and postage	34,566	24,786
Communications	31,042	29,906
Stockholder relations	30,425	11,522
Servicing and collecting	29,169	142,570
Statutory trust administration	14,145	46,082
Other	18,762	17,782

	$2,211,178	$2,001,038

Note 15:	Foreign Operations

The Company’s foreign operations, all of which are in Canada, are conducted through its wholly owned subsidiary, T.C.G. - The Credit Group Inc. based in Winnipeg, Manitoba. Total assets, net of valuation allowances, associated with foreign operations were $3,797,725 and $3,179,060 at December 31, 2004 and 2003, respectively. Total revenues, income (loss) before taxes and net income (loss) from foreign operations for the years ended December 31, 2004 and 2003, were as follows:

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

	2004	2003

Total revenues	$823,203	$575,827

Income (loss) before income taxes	84,012	(214,291)

Net income (loss)	84,012	(214,291)

Note 16:	Additional Cash Flow Information

	2004	2003

Noncash Investing and Financing Activities
Notes receivable acquired from collection of settlement assets receivable	$—	$606,436
Finance receivables acquired from collection of settlement assets receivable	—	213,027
Real estate acquired from collection of settlement assets receivable	—	169,000

Additional Cash Payment Information
Interest paid	—	—
Income taxes paid	—	—

Note 17:	Disclosures About Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments as of December 31, 2004 and 2003. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

		Approximate
	Carrying	Fair
	Amount	Value
December 31, 2004
Financial assets
Cash and cash equivalents	$8,779,211	$8,779,211
Finance receivables, net	4,090,708	4,169,279
Notes receivables, net	77,398	76,388
Interest receivable	52,167	52,167

Financial liabilities
Trade accounts payable	13,095	13,095
Dealer holdbacks	90,578	90,578
Dealer reserves	44,119	44,119
Commitments to purchase finance receivable	—	—

December 31, 2003
Financial assets
Cash and cash equivalents	4,280,766	4,280,766
Finance receivables, net	2,015,439	2,015,439
Assets receivable under pending claims	6,000,000	6,000,000
Notes receivables, net	215,265	215,265
Interest receivable	26,444	26,444

Financial liabilities
Trade accounts payable	33,187	33,187
Dealer holdbacks	56,160	56,160
Dealer reserves	25,414	25,414
Commitments to purchase finance liabilities	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents and Assets Receivable Under Pending Claims

The carrying amount approximates fair value.

Finance Receivables

The fair value of finance receivables is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for the purposes of the calculations.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Notes Receivable

The fair value of notes receivable is estimated by discounting the future cash flows using discount rates reflecting the makers’ capacity to make the scheduled payments, the value of the underlying collateral and the scheduled maturity date.

Interest Receivable

The carrying amount approximates fair value.

Trade Accounts Payable, Dealer Holdbacks and Dealer Reserves

The carrying amount approximates fair value.

Commitments to Purchase Finance Receivables

The fair value of commitments to purchase finance receivables is estimated using the fees currently charged to enter into similar agreements taking into account the difference between current levels of interest rates and the committed rates and the remaining terms of the commitments.

Note 18:	Significant Estimates

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates. Significant estimates made by management affecting the consolidated financial statements include:

Allowance for Credit Losses

As described in Note 1, Nature of Operations and Summary of Significant Accounting Policies, the Company provides an allowance for credit losses on its finance receivables. Because of the Company’s limited operating history since emerging from bankruptcy and the inherently high credit risk associated with many of the Company’s finance receivables, actual credit losses may differ materially from the Company’s estimates in the near term.

Note 19:	Concentration of Credit Risk

The Company has consumer finance receivables secured by automobiles or consumer goods originally acquired from a network of dealers in approximately sixteen states and five Canadian provinces. The makers of the finance receivables purchased by the Company typically have limited or no access to traditional sources of consumer credit due to past negative credit history, limited or unstable employment history, the inability to make sufficient down payments or other negative factors typically evaluated in the credit granting process. As a result, finance receivables acquired by the Company are generally considered to have a higher risk of default and loss than those typically held in the portfolios of commercial banks, credit unions and similar institutions.

Freedom Financial Group, Inc.
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 20:	Future Change in Accounting Principle

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), Share Based Payment. FASB Statement No. 123(R) revised the previously issued FASB Statement No. 123, Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends FASB Statement No. 95, Statement of Cash Flows. FASB Statement No. 123(R) established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, including transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of the equity instruments. The Company expects to adopt FASB Statement No. 123(R) beginning January 1, 2006. Adoption of this statement is not expected to have any effect on the financial position or operating results of the Company.

PART III.

ITEM 1.   INDEX TO EXHIBITS

Exhibit Number	Description

2.1	Corrected Trustee’s Amended Plan of Reorganization
2.2	Disclosure Statement for Trustee’s Amended Plan of Reorganization
3.1	First Amended and Restated Certificate of Incorporation
3.1.1	Certificate of Amendment to Certificate of Incorporation
3.2	Bylaws
3.2.1	Amendment to Bylaws
4.1	Amended and Restated Trust Agreement of Freedom Financial Group I Statutory Trust
10.1	Employment Agreement with Jerald L. Fenstermaker
10.2	Investment Banking Agreement with Milestone Advisors, LLC
10.3	Unanimous Consent of the Board of Directors Adopting Executive Management Stock Bonus Plan
10.4	Office Lease - 3058 East Elm
10.5	Office Lease - 3050 East Elm
21.1	Subsidiaries
23.1	Consent of BKD, LLP

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FREEDOM FINANCIAL GROUP, INC.

Date: May 2, 2005	By:	/s/ Jerald L. Fenstermaker

Jerald L. Fenstermaker, President and Chief Executive Officer